FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Home Equity Loan, Inc.	0001327386
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, October 27, 2005, Series 2005-HE1	333-126435
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05069942


SEC MAIL PROCESSING
OCT 28 2005
WASH, D.C. 192 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 27, 2005

NOMURA HOME EQUITY LOAN, INC.



By:

Name: John P. Graham

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*
99.2	Collateral Term Sheets	P*

---

* The Computational Materials and Collateral Term Sheers have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Home Equity Loan, Inc.
Asset-Backed Certificates,
Series 2005-HE1

$1.17 Billion (+/- 10%)

(Approximate)


SEC MAIL
PROCESSING
OCT 2005
WASH, D.C.

Computational Materials

October 17, 2005

NOMURA

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Home Equity Loan, Inc. (together with any of its other affiliates, **"NHEL"**). NHEL has not prepared, provided, approved or verified any statistical or numerical information in these materials. The information herein is preliminary and is subject to completion or change. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission ("**SEC**") and is effective, the final prospectus supplement relating to the issuance (the **"Securities"**) discussed in this communication has not been filed with the SEC. Investors are urged to read the base prospectus and the prospectus supplement (collectively, the **"Offering Documents"**) and other relevant documents filed or to be filed with the SEC, because they contain important information.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. These Computational Materials do not contain all information that is required to be included in the Offering Documents. Prospective purchasers are referred to the Offering Documents for important information. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

STRUCTURAL SUMMARY

Class	Initial Principal Balance ($) (1)	Coupon Type (3)	Coupon Index	WAL (years) (4)(5)	Principal Window (months) (4)(5)	Expected Rating (Moody's/S&P) (2)	Legal Final Maturity
I-A-1	316,728,000	Floating	1M LIBOR	1.83	11/05 – 08/11	Aaa/AAA	Sep-35
I-A-2	79,182,000	Floating	1M LIBOR	1.83	11/05 – 08/11	Aaa/AAA	Sep-35
II-A-1	330,548,000	Floating	1M LIBOR	1.00	11/05 – 08/07	Aaa/AAA	Sep-35
II-A-2	175,933,000	Floating	1M LIBOR	3.00	08/07 – 08/11	Aaa/AAA	Sep-35
II-A-3	10,261,000	Floating	1M LIBOR	5.83	08/11 – 08/11	Aaa/AAA	Sep-35
M-1	48,595,000	Floating	1M LIBOR	4.96	02/10 – 08/11	Aa1/AA+	Sep-35
M-2	43,854,000	Floating	1M LIBOR	4.58	09/09 – 08/11	Aa2/AA	Sep-35
M-3	26,668,000	Floating	1M LIBOR	4.40	06/09 – 08/11	Aa3/AA-	Sep-35
M-4	24,297,000	Floating	1M LIBOR	4.31	05/09 – 08/11	A1/A+	Sep-35
M-5	21,334,000	Floating	1M LIBOR	4.25	03/09 – 08/11	A2/A	Sep-35
M-6	20,742,000	Floating	1M LIBOR	4.20	02/09 – 08/11	A3/A-	Sep-35
M-7	17,778,000	Floating	1M LIBOR	4.16	01/09 – 08/11	Baa1/BBB+	Sep-35
M-8	15,408,000	Floating	1M LIBOR	4.13	01/09 – 08/11	Baa2/BBB	Sep-35
M-9	15,408,000	Floating	1M LIBOR	4.10	12/08 – 08/11	Baa3/BBB-	Sep-35
B-1	10,667,000	Floating	1M LIBOR	N/A	N/A	Ba1/BB+	Sep-35
B-2	10,074,000	Floating	1M LIBOR	N/A	N/A	Ba2/BB+	Sep-35
B-3	5,333,000	Floating	1M LIBOR	N/A	N/A	Not Rated/BB	Sep-35
TOTAL	**1,172,810,000**						

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The pass-through rate for the Senior Certificates and the Subordinate Certificates (each as defined herein) for each Distribution Date is a per annum rate equal to the lesser of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin and (ii) the applicable Net Funds Cap (actual/360 accrual basis, 0 day delay). If the optional termination is not exercised, the certificate margin for the Senior Certificates will increase by 2x and the certificate margin for the Subordinate Certificates will increase by 1.5x.
(4) Run to Optional Termination.
(5) Run at 100% PPC which assumes: For ARMs, 10%-30% CPR from month 1 through and including month 12; 30% CPR from month 13 through and including month 23; 55% CPR from month 24 through and including month 28; and 35% CPR from month 29 and thereafter. For fixed rate Mortgage Loans, 5%-25% CPR from month 1 through and including month 12; and 25% CPR thereafter.

TRANSACTION SUMMARY

Title of Series:	Nomura Home Equity Loan, Inc., Asset-Backed Certificates, Series 2005-HE1
Cut-off Date:	October 1, 2005
Closing Date:	On or about October [28], 2005
Investor Settlement Date:	On or about October [31], 2005
Depositor:	Nomura Home Equity Loan, Inc.
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. Seller will be making customary loan-level representations and warranties to the Depositor pursuant to a purchase agreement to be entered into between the Seller and the Depositor.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicers:	Select Portfolio Servicing, Inc. ([64.02]%); Option One Mortgage Corporation ([33.54]%); and Countrywide Home Loans Servicing LP ([2.44]%)
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, N.A.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation will provide deep primary mortgage insurance coverage (to [60]% LTV) for approximately [1438] Mortgage Loans with an unpaid principal balance of approximately $[267,074,451] representing approximately [22.53]% of the Mortgage Loans.
Credit Risk Manager:	[The Murrayhill Company], as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicers regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicers in performing its advisory and monitoring functions.
Swap Counterparty:	[Swiss Re Financial Products Corporation] or such other entity acceptable to the rating agencies.
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $100,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates, and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form (otherwise, the last business day of the month preceding the month in which such Distribution Date occurs).
Distribution Date:	The 25th day of each calendar month beginning in November 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in September 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificate Designations:	Class I-A-1 Certificates and Class I-A-2 Certificates (the **"Group I Certificates"**); Class II-A-1, Class II-A-2 and Class II-A-3 Certificates (the **"Group II Certificates** and collectively with the Group I Certificates, the **"Senior Certificates"**);

	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates (collectively, the **"Subordinate Certificates"**);
	Only the Group I, Group II and Subordinate Certificates are offered hereby (collectively, the **"Offered Certificates"**).
Additional Classes:	The Class B-1, Class B-2, Class B-3, Class P, Class X and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates. The Class B-1, Class B-2 and Class B-3 Certificates are subordinate to the Offered Certificates.
Prepayment Period:	With respect to any Distribution Date, the 16th of the immediately preceding calendar month (or with respect to the first Prepayment Period, the Closing Date) through the 15th of the month in which the Distribution Date occurs.
Accrual Period:	The Accrual Period for the Offered Certificates and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period.
Optional Termination:	At its option, the Master Servicer may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Taxation – REMIC:	For federal income tax purposes, the trust will make multiple real estate mortgage investment conduit (each a **"REMIC"**) elections, organized in a tiered REMIC structure. The Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates (exclusive of any right to receive payments from the Basis Risk Shortfall reserve account in respect of the Basis Risk Shortfall or the supplemental interest trust or the obligation to make payments to the supplemental interest trust pursuant to the Swap Agreement), the Class P Certificates and the Class X Certificates will represent beneficial ownership of "regular interests" in the related REMIC.
	The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.
	Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.
SMMEA Eligibility:	None of the Offered Certificates is expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).
ERISA Considerations:	It is expected that the Offered Certificates will not be ERISA eligible until after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor as the underwriter's exemption may not apply. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Ratings:	The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**), and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (**"S&P"**) with the ratings indicated in the table on page 3 of this document.
Credit Enhancement Structure:	Senior/subordination; excess spread and overcollateralization. In addition, payments received in connection with the Swap Agreement (as described herein) may be available to cover realized losses on the Mortgage Loans. Furthermore, the Class I-A-1 Certificates are "super senior" to the Class I-A-2 Certificates, because the Class I-A-2 Certificates are allocated realized losses incurred on the Group I Mortgage Loans after the certificate

principal balances of the Class B-1, Class B-2, Class B-3 Certificates and the Subordinate Certificates have been reduced to zero (as described in this document) and thereby provide additional protection to the Class I-A-1 Certificates.

Swap Agreement:

The trustee will enter into a Swap Agreement with the Swap Counterparty described in the prospectus supplement on the closing date. Under the Swap Agreement, on the Distribution Date beginning in November 2005 and until the Distribution Date in October 2009, (i) the trust (through a supplemental interest trust) will be obligated to make a payment to the Swap Counterparty at a rate equal to 4.75% per annum and (ii) the Swap Counterparty will be obligated to make a payment to the supplemental interest trust for the benefit of the holders of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates at a rate equal to one-month LIBOR [, in each case on the product of the lesser of the aggregate certificate principal balance of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates immediately preceding the related period or the swap notional amount for the related period, but not less than the minimum notational balance (as set forth on page 27)]. Payments under the Swap Agreement will be made on a net basis.

CREDIT ENHANCEMENT

Overcollateralization

The Group I and Group II Mortgage Loans bear interest each month in an amount that, in the aggregate, is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I and Group II Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I and Group II Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I and Group II Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately 1.05% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [1.05]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [2.10]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for such Distribution Date will be equal to the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The later to occur of (a) the Distribution Date in November 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [46.00]%.

Credit Enhancement Percentage

Class	Percent (%)	Approximate Expected Initial Credit Enhancement * (%)	Approximate Expected Target Credit Enhancement * (%)
Senior	[77.00]	[23.00]	[46.00]
M-1	[4.10]	[18.90]	[37.80]
M-2	[3.70]	[15.20]	[30.40]
M-3	[2.25]	[12.95]	[25.90]
M-4	[2.05]	[10.90]	[21.80]
M-5	[1.80]	[9.10]	[18.20]
M-6	[1.75]	[7.35]	[14.70]
M-7	[1.50]	[5.85]	[11.70]
M-8	[1.30]	[4.55]	[9.10]
M-9	[1.30]	[3.25]	[6.50]
B-1	[0.90]	[2.35]	[4.70]
B-2	[0.85]	[1.50]	[3.00]
B-3	[0.45]	[1.05]	[2.10]

Trigger Event

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ Delinquency Percentage exceeds [34.50]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date are greater than:

Trigger Event

Range of Distribution Dates	Cumulative Loss Percentage
November 2007 - October 2008	[1.75]% for the first month plus an additional 1/12th of [2.25]% for each month thereafter
November 2008 - October 2009	[4.00]% for the first month plus an additional 1/12th of [2.00]% for each month thereafter
November 2009 - October 2010	[6.00]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter
November 2010 - October 2011	[7.75]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
November 2011 and thereafter	[8.75]%

60+ Delinquency Percentage

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans sixty (60) or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, and the Subordinate Certificates will have a payment priority over the Class B-1, Class B-2, and Class B-3 Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Class B-3, Class B-2 and Class B-1 Certificates, in that order, and then to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each such class has been reduced to zero.

Realized losses will not be allocated to the Senior Certificates, except the Class 1-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class B-3 Certificates, until the certificate principal balance thereof has been reduced to zero; second, to the Class B-2 Certificates, until the certificate principal balance thereof has been reduced to zero; third, to the Class B-1 Certificates, until the certificate principal balance thereof has been reduced to zero; fourth, to the Class M-9 Certificates, until the certificate principal balance thereof has been reduced to zero; fifth, to the Class M-8 Certificates, until the certificate principal balance thereof has been reduced to zero; sixth, to the Class M-7 Certificates, until the certificate principal balance thereof has been reduced to zero; seventh, to the Class M-6 Certificates, until the certificate principal balance thereof has been reduced to zero; eighth, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero; ninth, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero; tenth, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero; eleventh, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero; twelfth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero; and thirteenth with respect to realized losses on the Group I Mortgage Loans only, to the Class I-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero.

Swap Agreement

The trustee will enter into a Swap Agreement (the "Swap Agreement") with the Swap Counterparty described in the prospectus supplement on the closing date.

A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement documented by a 1992 ISDA Master Agreement (Multicurrency-Cross Border), together with a Schedule and Confirmation between the trustee, on behalf of the Supplemental Interest Trust and the Swap Counterparty for the benefit of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates.

Under the Swap Agreement, on each Swap Payment Date (as defined below) beginning in November 2005 and until the Swap Payment Date in October 2009 (the "Swap Termination Date"), (1) the Trustee, on behalf of the Supplemental Interest Trust, will be obligated to pay to the Swap Counterparty an amount equal to the product of (a) 1/12, (b) [4.75]% per annum and (c) [the lesser of the aggregate loan balance of the Mortgage Loans immediately preceding such Distribution Date and] the applicable Swap Notional Amount (the "Trust Swap Payment") and (2) the Swap Counterparty will be obligated to pay to the Trustee, on behalf of the Supplemental Interest Trust, an amount equal to the product of (a) one-month LIBOR, (b) a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360, and (c) [the lesser of (i) the aggregate certificate principal balance of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates immediately preceding such Distribution Date and (ii) the applicable Swap Notional Amount (the "Counterparty Payment") but not less than the minimum notational balance]. The Swap Notional Amount for each Distribution Date is set forth in the schedule on page 27 hereto.

A "Swap Payment Date" means the 25th day of each month beginning in November 2005 through and including October 2009, or, if such day is not a day on which commercial banks and foreign exchange markets in New York settle payments and are open for general business, the next day on which commercial banks and foreign exchange markets in New York settle payments and are open for general business.

With respect to each Distribution Date and the Swap Agreement, one-month LIBOR will be determined in accordance with the definition of "USD-LIBOR-BBA" set forth in the Annex to the 2000 ISDA Definitions.

Payments under the Swap Agreement will be made on a net basis. The excess, if any, of a Trust Swap Payment over a Counterparty Payment in connection with any Swap Payment Date is referred to herein as a "Net Trust Swap Payment."
The excess, if any, of a Counterparty Payment over a Trust Swap Payment in connection with any Distribution Date is referred to herein as a "Net Swap Counterparty Payment."

The Swap Agreement and any payments made by the Swap Counterparty thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC.

Payments received by the Supplemental Interest Trust pursuant to the Swap Agreement will be available for distributions of current and carryforward interest, applied losses, principal remittance amounts to the extent of losses on the Mortgage Loans, reimbursement for realized losses and deferred amounts, as well as basis risk shortfalls.

Cross-collateralization

In certain limited circumstances, principal and interest collected from either the Group I or Group II Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin and (y) the applicable Maximum Interest Rate.

Carryforward Interest—With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the related Senior Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the related Mortgage Loan Group as stated in the related mortgage notes minus the weighted average expense fee rate of the related Mortgage Loan Group. For any Distribution Date and the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Senior Certificates and any Distribution Date, a per annum rate equal to the product of (I)(a) a fraction, expressed as a percentage, the numerator of which is the related Optimal Interest Remittance Amount for such Distribution Date and the denominator of which is the aggregate loan balance of the related Mortgage Loan Group for the immediately preceding Distribution Date, minus (b) the sum of (1) the Net Trust Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date (the "Net Swap Payment Rate"), and (2) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such Distribution Date, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date (the "Swap Termination Payment") and (II) 12. The Net Funds Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, a per annum rate equal to the product of (I)(a) a fraction, expressed as a percentage, the numerator of which is the related Optimal Interest Remittance Amount for such Distribution Date and the denominator of which is the aggregate loan balance of the Group I and Group II Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans less the certificate principal balance of the related Senior Certificates, minus (b) the Net Swap Payment Rate and (2) any Swap Termination Payment, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date and (II) 12. The Net Funds Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Interest Remittance Amount

For any Distribution Date and the related Mortgage Loan Group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related Mortgage Loan Group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans in the related Mortgage Loan Group during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer, the Master Servicer, the Securities Administrator, the Custodian, the Credit Risk Manager and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related Mortgage Loan Group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

"Optimal Interest Remittance Amount" with respect to any Distribution Date and (A) the Senior Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans in the related Mortgage Loan Group as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the related Mortgage Loan Group for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the related Mortgage Loan Group or were not taken into account in computing the expense fee rate, and (B) the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Mortgage Loans for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Offered Certificates are described on page 3 of this document.

With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates, one-month LIBOR shall be determined by the Securities Administrator on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about October [25], 2005.

The amount of interest payable on each Distribution Date in respect of each class of Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Offered Certificates, Class B-1, Class B-2 or Class B-3 Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

- From Available Funds, to pay the Net Swap Payment or the Swap Termination Payment (if any) owed to the Swap Counterparty.
- On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

  (1) from the Interest Remittance Amount for the Group I and Group II Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for such Distribution Date, provided that:

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class I-A-1 Certificates and Class I-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) to the Group II Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(7) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (6) above to the Class M-6 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(8) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (7) above to the Class M-7 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(9) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (8) above to the Class M-8 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(10) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest

Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (9) above to the Class M-9 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(11) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (10) above to the Class B-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(12) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (11) above to the Class B-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(13) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (12) above to the Class B-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(14) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (13) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

- Any Net Swap Counterparty Payment deposited to the Supplemental Interest Trust by the Swap Counterparty will be distributed on the related Distribution Date as follows:

(1) To the Senior Certificates pro rata based on amounts due, Current Interest and any Carryforward Interest for each such class and Distribution Date, after giving effect to distributions of such amounts as described under "Distributions of Interest."

(2) To the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates, in that order, Current Interest and any Carryforward Interest for each such class and Distribution Date, after giving effect to distributions of such amounts as described under "Distributions of Interest."

(3) To the Class I-A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates, in that order, any applicable deferred amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of deferred amounts as described hereunder under "Credit Enhancement – Overcollateralization" on such Distribution Date;

(4) As part of the Principal Remittance Amount, up to the amount of realized losses on the Mortgage Loans incurred during the related Due Period;

(5) To the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates, any applicable Basis Risk Shortfalls, prior to giving effect to any withdrawals from the Basis Risk Shortfall Reserve Fund from amounts available to be paid in respect of Basis Risk Shortfalls as described herein under "Credit Enhancement – Overcollateralization" on such Distribution Date; and

(6) To the Class X Certificates, any remaining amounts.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period; and (v) any payments made pursuant to the Swap Agreement with respect to realized losses.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate certificate principal balance of the certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount (without regards to any payments made pursuant to the Swap Agreement with respect to realized losses), in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount (without regards to any payments made pursuant to the Swap Agreement with respect to realized losses), in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [54.00%]and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [62.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [69.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 Certificates and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [74.10]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [78.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [81.80]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [85.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-7 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [88.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-8 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [90.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-9 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-9 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Subordinate Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [95.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Subordinate Certificates and Class B-1 Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior

Certificates, the Subordinate Certificates, and the Class B-1 Certificates and Class B-2 Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

From the Principal Payment Amount, to pay any Net Swap Payment or Swap Termination Payment owed to the Swap Counterparty, to the extent not paid from the Interest Remittance Amount on such Distribution Date.

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, concurrently, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances until their certificate principal balances have been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in that order, until their certificate principal balances have been reduced to zero;

B) i. from the Principal Payment Amount derived from the Group I Mortgage Loans remaining after the certificate principal balances of the Group I Certificates have been reduced to zero, sequentially to the Group II Certificates, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans remaining after the certificate principal balances of the Group II Certificates have been reduced to zero, on a pro rata basis to the Group I Certificates based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

H) to the Class M-6 Certificates, until its certificate principal balance has been reduced to zero;

I) to the Class M-7 Certificates, until its certificate principal balance has been reduced to zero;

J) to the Class M-8 Certificates, until its certificate principal balance has been reduced to zero;

K) to the Class M-9 Certificates, until its certificate principal balance has been reduced to zero;

L) to the Class B-1 Certificates, until its certificate principal balance has been reduced to zero;

M) to the Class B-2 Certificates, until its certificate principal balance has been reduced to zero;

N) to the Class B-3 Certificates, until its certificate principal balance has been reduced to zero; and

O) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (N) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, concurrently, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

ii. from the Group II Allocation Amount, sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in that order, until their certificate principal balances have been reduced to zero;

B) i. from the Group I Allocation Amount remaining after the certificate principal balances of the Group I Certificates have been reduced to zero, sequentially to the Group II Certificates, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balances of the Group II Certificates have been reduced to zero, concurrently, to the Group I Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

H) to the Class M-6 Certificates, the Class M-6 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

I) to the Class M-7 Certificates, the Class M-7 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

J) to the Class M-8 Certificates, the Class M-8 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

K) to the Class M-9 Certificates, the Class M-9 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

L) to the Class B-1 Certificates, the Class B-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

M) to the Class B-2 Certificates, the Class B-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

N) to the Class B-3 Certificates, the Class B-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

O) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (N) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization Amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their respective certificate principal balances have been reduced to zero; and then (y) to the Group II Certificates, sequentially, until their respective certificate principal balances have been reduced to zero; and

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, sequentially, until their respective certificate principal balances have been reduced to zero; and then (y) to the Group I Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (i) above, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

---

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

vi. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

vii. to the Class M-6 Certificates, until its certificate principal balance has been reduced to zero;

viii. to the Class M-7 Certificates, until its certificate principal balance has been reduced to zero;

ix. to the Class M-8 Certificates, until its certificate principal balance has been reduced to zero;

x. to the Class M-9 Certificates, until its certificate principal balance has been reduced to zero;

xi. to the Class B-1 Certificates, until its certificate principal balance has been reduced to zero;

xii. to the Class B-2 Certificates, until its certificate principal balance has been reduced to zero;

xiii. to the Class B-3 Certificates, until its certificate principal balance has been reduced to zero.

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) to the Class I-A-2 Certificates, any deferred amount for such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Class M-6 Certificates, any deferred amount for such class;

(9) to the Class M-7 Certificates, any deferred amount for such class;

(10) to the Class M-8 Certificates, any deferred amount for such class;

(11) to the Class M-9 Certificates, any deferred amount for such class;

(12) to the Class B-1 Certificates, any deferred amount for such class;

(13) to the Class B-2 Certificates, any deferred amount for such class;

(14) to the Class B-3 Certificates, any deferred amount for such class;

(15) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Senior Certificates, concurrently, any Basis Risk Shortfall for each such class, based on the entitlement of each such class;

(16) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(17) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(18) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(19) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(20) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(21) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-6 Certificates, any Basis Risk Shortfall for such class;

(22) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-7 Certificates, any Basis Risk Shortfall for such class;

(23) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-8 Certificates, any Basis Risk Shortfall for such class;

(24) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-9 Certificates, any Basis Risk Shortfall for such class;

(25) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-1 Certificates, any Basis Risk Shortfall for such class;

(26) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-2 Certificates, any Basis Risk Shortfall for such class;

(27) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-3 Certificates, any Basis Risk Shortfall for such class;

(28) to the Supplemental Interest Trust, any Swap Termination Payment owed to the Swap Counterparty in the event of a Swap Counterparty trigger event and the Swap Counterparty is the sole defaulting party or sole affected party;

(29) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(30) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (30).

Any distribution of monthly excess cashflow pursuant to clauses (2) through (27) above will be made after giving effect to payments received pursuant to the Swap Agreement.

Weighted Average Life to Call

		60 PPC	80 PPC	100 PPC	120 PPC	140 PPC
I-A-1	WAL	3.36	2.48	1.83	1.33	1.14
	Mod Durn	2.96	2.26	1.71	1.27	1.10
	Principal Window	Nov05 - Dec15	Nov05 - Apr13	Nov05 - Aug11	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	122	90	70	35	28
I-A-2	WAL	3.36	2.48	1.83	1.33	1.14
	Mod Durn	2.96	2.26	1.71	1.27	1.10
	Principal Window	Nov05 - Dec15	Nov05 - Apr13	Nov05 - Aug11	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	122	90	70	35	28
II-A-1	WAL	1.52	1.19	1.00	0.86	0.74
	Mod Durn	1.46	1.15	0.97	0.83	0.72
	Principal Window	Nov05 - Nov08	Nov05 - Jan08	Nov05 - Aug07	Nov05 - Jun07	Nov05 - Apr07
	Principal # Months	37	27	22	20	18
II-A-2	WAL	6.28	4.46	3.00	2.07	1.79
	Mod Durn	5.39	3.98	2.77	1.97	1.72
	Principal Window	Nov08 - Dec15	Jan08 - Apr13	Aug07 - Aug11	Jun07 - Jul08	Apr07 - Jan08
	Principal # Months	86	64	49	14	10
II-A-3	WAL	10.16	7.49	5.83	2.84	2.27
	Mod Durn	8.14	6.35	5.11	2.66	2.15
	Principal Window	Dec15 - Dec15	Apr13 - Apr13	Aug11 - Aug11	Jul08 - Sep08	Jan08 - Feb08
	Principal # Months	1	1	1	3	2
M-1	WAL	6.64	5.14	4.96	4.24	2.52
	Mod Durn	5.61	4.52	4.41	3.83	2.36
	Principal Window	Dec08 - Dec15	May09 - Apr13	Feb10 - Aug11	Sep08 - Jun10	Feb08 - Jun08
	Principal # Months	85	48	19	22	5
M-2	WAL	6.64	5.07	4.58	4.66	2.87
	Mod Durn	5.61	4.46	4.10	4.17	2.67
	Principal Window	Dec08 - Dec15	Mar09 - Apr13	Sep09 - Aug11	Jun10 - Jun10	Jun08 - Jul09
	Principal # Months	85	50	24	1	14
M-3	WAL	6.64	5.04	4.40	4.48	3.74
	Mod Durn	5.60	4.43	3.95	4.03	3.42
	Principal Window	Dec08 - Dec15	Feb09 - Apr13	Jun09 - Aug11	Jan10 - Jun10	Jul09 - Jul09
	Principal # Months	85	51	27	6	1
M-4	WAL	6.64	5.02	4.31	4.20	3.74
	Mod Durn	5.58	4.40	3.87	3.79	3.41
	Principal Window	Dec08 - Dec15	Jan09 - Apr13	May09 - Aug11	Sep09 - Jun10	Jul09 - Jul09
	Principal # Months	85	52	28	10	1
M-5	WAL	6.64	5.00	4.25	4.02	3.74
	Mod Durn	5.57	4.38	3.81	3.64	3.41
	Principal Window	Dec08 - Dec15	Jan09 - Apr13	Mar09 - Aug11	Jul09 - Jun10	Jul09 - Jul09
	Principal # Months	85	52	30	12	1
M-6	WAL	6.64	4.99	4.20	3.88	3.74
	Mod Durn	5.56	4.36	3.76	3.52	3.40
	Principal Window	Dec08 - Dec15	Dec08 - Apr13	Feb09 - Aug11	Apr09 - Jun10	Jul09 - Jul09
	Principal # Months	85	53	31	15	1
M-7	WAL	6.64	4.98	4.16	3.78	3.72
	Mod Durn	5.45	4.29	3.68	3.39	3.35
	Principal Window	Dec08 - Dec15	Dec08 - Apr13	Jan09 - Aug11	Mar09 - Jun10	Jun09 - Jul09
	Principal # Months	85	53	32	16	2
M-8	WAL	6.64	4.98	4.13	3.72	3.59
	Mod Durn	5.42	4.27	3.65	3.33	3.23
	Principal Window	Dec08 - Dec15	Nov08 - Apr13	Jan09 - Aug11	Feb09 - Jun10	Apr09 - Jul09
	Principal # Months	85	54	32	17	4
M-9	WAL	6.64	4.96	4.10	3.66	3.47
	Mod Durn	5.33	4.20	3.58	3.25	3.10
	Principal Window	Dec08 - Dec15	Nov08 - Apr13	Dec08 - Aug11	Jan09 - Jun10	Feb09 - Jul09
	Principal # Months	85	54	33	18	6

Weighted Average Life to Maturity		60 PPC	80 PPC	100 PPC	120 PPC	140 PPC
I-A-1	WAL	3.66	2.72	2.03	1.33	1.14
	Mod Durn	3.13	2.41	1.85	1.27	1.10
	Principal Window	Nov05 - Sep27	Nov05 - Sep22	Nov05 - May19	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	263	203	163	35	28
I-A-2	WAL	3.66	2.72	2.03	1.33	1.14
	Mod Durn	3.13	2.41	1.85	1.27	1.10
	Principal Window	Nov05 - Sep27	Nov05 - Sep22	Nov05 - May19	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	263	203	163	35	28
II-A-1	WAL	1.52	1.19	1.00	0.86	0.74
	Mod Durn	1.46	1.15	0.97	0.83	0.72
	Principal Window	Nov05 - Nov08	Nov05 - Jan08	Nov05 - Aug07	Nov05 - Jun07	Nov05 - Apr07
	Principal # Months	37	27	22	20	18
II-A-2	WAL	6.56	4.66	3.14	2.07	1.79
	Mod Durn	5.56	4.11	2.87	1.97	1.72
	Principal Window	Nov08 - Sep20	Jan08 - Dec16	Aug07 - Apr14	Jun07 - Jul08	Apr07 - Jan08
	Principal # Months	143	108	81	14	10
II-A-3	WAL	17.68	13.26	10.17	2.84	2.27
	Mod Durn	12.15	9.94	8.11	2.66	2.15
	Principal Window	Sep20 - Jan27	Dec16 - Oct21	Apr14 - Mar18	Jul08 - Sep08	Jan08 - Feb08
	Principal # Months	77	59	48	3	2
M-1	WAL	7.37	5.70	5.40	6.64	2.52
	Mod Durn	6.01	4.88	4.73	5.60	2.36
	Principal Window	Dec08 - Nov24	May09 - May20	Feb10 - Apr17	Sep08 - Oct16	Feb08 - Jun08
	Principal # Months	192	133	87	98	5
M-2	WAL	7.35	5.62	5.01	5.52	2.98
	Mod Durn	6.00	4.81	4.41	4.84	2.76
	Principal Window	Dec08 - Feb24	Mar09 - Oct19	Sep09 - Oct16	Jun10 - Aug14	Jun08 - Nov14
	Principal # Months	183	128	86	51	78
M-3	WAL	7.32	5.57	4.82	4.82	6.93
	Mod Durn	5.98	4.77	4.25	4.28	5.88
	Principal Window	Dec08 - Apr23	Feb09 - Feb19	Jun09 - Mar16	Jan10 - Mar14	Jul11 - Jul14
	Principal # Months	173	121	82	51	37
M-4	WAL	7.30	5.53	4.71	4.52	5.25
	Mod Durn	5.95	4.73	4.15	4.03	4.62
	Principal Window	Dec08 - Aug22	Jan09 - Aug18	May09 - Oct15	Sep09 - Nov13	Jul10 - May12
	Principal # Months	165	116	78	51	23
M-5	WAL	7.26	5.48	4.62	4.32	4.60
	Mod Durn	5.92	4.69	4.08	3.87	4.10
	Principal Window	Dec08 - Dec21	Jan09 - Jan18	Mar09 - May15	Jul09 - Jun13	Jan10 - Jan12
	Principal # Months	157	109	75	48	25
M-6	WAL	7.22	5.44	4.54	4.16	4.22
	Mod Durn	5.89	4.66	4.01	3.73	3.79
	Principal Window	Dec08 - Mar21	Dec08 - Jun17	Feb09 - Nov14	Apr09 - Feb13	Aug09 - Oct11
	Principal # Months	148	103	70	47	27
M-7	WAL	7.17	5.38	4.47	4.03	3.95
	Mod Durn	5.73	4.54	3.90	3.58	3.53
	Principal Window	Dec08 - May20	Dec08 - Oct16	Jan09 - May14	Mar09 - Aug12	Jun09 - May11
	Principal # Months	138	95	65	42	24
M-8	WAL	7.08	5.31	4.39	3.92	3.76
	Mod Durn	5.66	4.48	3.82	3.48	3.37
	Principal Window	Dec08 - Jul19	Nov08 - Jan16	Jan09 - Oct13	Feb09 - Mar12	Apr09 - Dec10
	Principal # Months	128	87	58	38	21
M-9	WAL	6.94	5.19	4.27	3.80	3.59
	Mod Durn	5.49	4.34	3.70	3.35	3.20
	Principal Window	Dec08 - Jun18	Nov08 - Mar15	Dec08 - Feb13	Jan09 - Aug11	Feb09 - Jul10
	Principal # Months	115	77	51	32	18

Excess Spread Table

Period	Forward 1mo LIBOR (%)	Forward 6mo LIBOR (%)	Excess Spread to Forward LIBOR (%)	Excess Spread to Static LIBOR (%)	Period	Forward 1mo LIBOR (%)	Forward 6mo LIBOR (%)	Excess Spread to Forward LIBOR (%)	Excess Spread to Static LIBOR (%)
1	3.980	4.350	2.03	2.03	36	4.768	4.830	3.80	3.94
2	4.126	4.454	1.54	1.54	37	4.775	4.837	3.66	3.83
3	4.320	4.542	1.53	1.53	38	4.781	4.841	3.77	3.90
4	4.435	4.596	1.53	1.54	39	4.786	4.847	3.71	3.85
5	4.486	4.643	1.58	1.60	40	4.791	4.854	3.72	3.87
6	4.542	4.675	1.52	1.55	41	4.794	4.860	4.09	4.20
7	4.595	4.698	1.54	1.58	42	4.802	4.868	3.73	3.90
8	4.624	4.716	1.51	1.57	43	4.807	4.876	3.84	4.01
9	4.646	4.727	1.53	1.60	44	4.814	4.884	3.72	3.91
10	4.674	4.736	1.49	1.58	45	4.822	4.893	3.87	4.02
11	4.684	4.741	1.48	1.59	46	4.830	4.904	3.74	3.93
12	4.687	4.741	1.52	1.63	47	4.838	4.913	3.73	3.93
13	4.696	4.740	1.47	1.60	48	4.847	4.921	3.85	4.05
14	4.696	4.736	1.51	1.64	49	4.857	4.931	3.64	4.14
15	4.697	4.733	1.46	1.61	50	4.868	4.939	3.81	4.29
16	4.698	4.729	1.45	1.61	51	4.878	4.947	3.66	4.14
17	4.691	4.726	1.60	1.76	52	4.887	4.953	3.66	4.15
18	4.681	4.726	1.44	1.62	53	4.893	4.958	4.19	4.59
19	4.674	4.727	1.49	1.68	54	4.901	4.963	3.65	4.15
20	4.675	4.732	1.52	1.73	55	4.906	4.965	3.83	4.31
21	4.679	4.736	3.50	3.74	56	4.911	4.968	3.67	4.18
22	4.682	4.742	3.40	3.67	57	4.914	4.970	3.86	4.33
23	4.686	4.750	3.37	3.67	58	4.916	4.972	3.69	4.19
24	4.690	4.755	3.43	3.74	59	4.918	4.975	3.69	4.19
25	4.696	4.762	3.30	3.65	60	4.917	4.977	3.88	4.34
26	4.703	4.768	3.44	3.79	61	4.919	4.980	3.70	4.21
27	4.714	4.773	3.65	3.74	62	4.924	4.984	3.88	4.36
28	4.723	4.778	3.63	3.74	63	4.928	4.987	3.71	4.21
29	4.726	4.783	3.82	3.91	64	4.931	4.990	3.71	4.22
30	4.727	4.789	3.61	3.73	65	4.934	4.992	4.24	4.65
31	4.730	4.796	3.70	3.82	66	4.938	4.996	3.71	4.22
32	4.737	4.803	3.74	3.87	67	4.940	4.997	3.89	4.37
33	4.743	4.810	3.85	3.96	68	4.943	4.999	3.72	4.23
34	4.750	4.819	3.72	3.85	69	4.944	4.999	3.90	4.38
35	4.758	4.825	3.70	3.84	70	4.946	5.000	3.73	4.24

Swap Agreement Schedule

Period	Maximun Notational Amount* ($)	Minimum Notational Amount ** ($)
1	1,172,810,000	1,055,529,000
2	1,142,976,000	1,028,679,000
3	1,110,380,000	999,342,000
4	1,075,176,000	967,659,000
5	1,037,533,000	933,780,000
6	997,644,000	897,880,000
7	955,719,000	860,147,000
8	912,032,000	820,829,000
9	868,319,000	781,487,000
10	826,673,000	744,006,000
11	786,962,000	708,266,000
12	749,144,000	674,229,000
13	713,127,000	641,814,000
14	678,824,000	610,942,000
15	646,154,000	581,539,000
16	615,056,000	553,551,000
17	585,395,000	526,856,000
18	557,147,000	501,433,000
19	529,801,000	476,821,000
20	490,763,000	441,687,000
21	432,577,000	389,319,000
22	381,892,000	343,703,000
23	337,697,000	303,927,000
24	299,312,000	269,381,000
25	271,225,000	244,103,000
26	255,832,000	230,249,000
27	241,326,000	217,193,000
28	227,630,000	204,867,000
29	214,696,000	193,226,000
30	202,481,000	182,233,000
31	190,945,000	171,850,000
32	180,048,000	162,043,000
33	169,755,000	152,780,000
34	160,032,000	144,028,000
35	150,844,000	135,760,000
36	142,163,000	127,947,000
37	133,960,000	120,564,000
38	132,725,000	119,453,000
39	125,397,000	112,858,000
40	118,470,000	106,623,000
41	111,922,000	100,730,000
42	105,730,000	95,157,000
43	99,876,000	89,889,000
44	94,340,000	84,906,000
45	89,105,000	80,194,000
46	84,153,000	75,737,000
47	79,469,000	71,522,000
48	75,037,000	67,534,000

* Run at 150 PPC

** 90% of Maximum Notational Amount

Pay Fix 1/12 of 4.75% monthly to the Swap Provider.

The Trust will receive One-month LIBOR monthly (Actual/360).

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family, fixed and adjustable-rate, residential mortgage loans secured by first and second liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $[1,185,263,470] (the **"Cut-off Date Principal Balance"**). The mortgage pool consists of two groups of Mortgage Loans: Group I is comprised of Mortgage Loans with a "conforming mortgage loan balance" and Group II is comprised of Mortgage Loans with either a conforming or a non-conforming mortgage loan balance.

The collateral information contained herein reflects the anticipated October 1, 2005 scheduled balances and is indicative only. For further collateral information, see collateral stratification tables herein.

Summary of the Mortgage Loans Groups I & II			
Number of Mortgage Loans:	5,751	Index Type:	
Aggregate Principal Balance:	$1,185,263,470	6 month Libor:	82.64%
Conforming Principal Balance:	$853,495,389	Fixed:	17.36%
Conforming Principal Balance %:	72.01%	First Liens:	96.40%
Average Principal Balance:	$206,097	Fixed Non-Balloon Loans:	15.70%
Range:	$5,683 - $1,300,000	Property Type:	
W.A. Coupon:	7.350%	Single Family Residence:	73.21%
Range:	3.990% - 13.000%	PUD:	12.30%
W.A. Stated Remaining Term:	351 months	2-4 Family:	7.54%
Range:	114 months - 358 months	Occupancy Status:	
W.A. Seasoning:	5 months	Owner-Occupied:	94.14%
Latest Maturity Date:	August 1, 2035	Investment:	4.74%
State Concentration (>5%):		Second Home:	1.12%
California:	48.57%	Documentation:	
Florida:	8.34%	Full/Alt:	53.28%
New York:	5.27%	Reduced/Limited:	23.09%
		Stated/Stated:	22.23%
Interest Only Loans:	29.06%	No Ratio:	0.84%
W.A. Original LTV:	79.70%	No Documentation:	0.56%
Range:	11.21% - 100.00%	Weighted Avg. Prepayment Penalty Term:[2]	25 months
W.A. Effective LTV:	74.92%	Loans with Prepayment Penalties:	82.60%
Range:	11.21% - 100.00%	ARM Loans:	
Purpose:		Weighted Average Margin:	5.813%
Refinance - Cashout:	66.33%	Weighted Average Max. Rate:	13.472%
Purchase:	30.38%	Weighted Average Min. Rate:	6.875%
Refinance - Rate/Term:	3.30%	Weighted Average Life Cap:	6.207%
W.A. FICO Score: [1]	615	Weighted Average First Periodic Cap:	2.712%
		Weighted Average Periodic Cap	1.114%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATION FOR GROUPS I AND II

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Balloon 15/30	293	$ 18,877,109	1.59%
Balloon 30/40	1	223,256	0.02
Balloon 20/30	7	563,604	0.05
Fixed 10yr	3	140,185	0.01
Fixed 15yr	57	4,889,308	0.41
Fixed 20yr	53	4,665,315	0.39
Fixed 25yr	3	217,044	0.02
Fixed 30yr	1,063	164,941,633	13.92
Fixed 30yr - IO	43	11,280,946	0.95
ARM 6 months Adj.	15	4,344,385	0.37
ARM 6 months Adj. - IO	1	87,499	0.01
ARM 2yr/6mo	2,936	606,289,069	51.15
ARM 2yr/6mo - IO	968	292,954,716	24.72
ARM 2yr/6mo - 40yr Amterm	4	949,048	0.08
ARM 3yr/6mo	163	34,140,044	2.88
ARM 3yr/6mo - IO	121	34,085,246	2.88
ARM 5yr/6mo	3	385,618	0.03
ARM 5yr/6mo - IO	16	6,069,807	0.51
ARM 5yr/6mo - 40yr Amterm	1	159,638	0.01
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Lien of the Mortgage Loans

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	5,129	$ 1,142,578,454	96.40%
2nd Lien	622	42,685,016	3.60
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Principal Balances at Origination of the Mortgage Loans			
Principal Balance at Origination ($)	**Number of Mortgage Loans**	**Aggregate Original Principal Balance**	**% of Aggregate Original Principal Balance**
0.01 - 50,000.00	267	$ 9,282,095	0.78%
50,000.01 - 100,000.00	1,083	82,775,121	6.96
100,000.01 - 150,000.00	1,129	141,822,535	11.93
150,000.01 - 200,000.00	897	156,866,222	13.20
200,000.01 - 250,000.00	641	144,564,616	12.16
250,000.01 - 300,000.00	523	143,464,229	12.07
300,000.01 - 350,000.00	401	129,871,244	10.93
350,000.01 - 400,000.00	287	107,675,571	9.06
400,000.01 - 450,000.00	184	78,196,190	6.58
450,000.01 - 500,000.00	125	59,434,693	5.00
500,000.01 - 550,000.00	67	35,117,155	2.95
550,000.01 - 600,000.00	56	32,123,975	2.70
600,000.01 - 650,000.00	30	18,719,066	1.57
650,000.01 - 700,000.00	14	9,462,551	0.80
700,000.01 - 750,000.00	18	13,097,900	1.10
750,000.01 - 800,000.00	11	8,463,892	0.71
800,000.01 - 850,000.00	4	3,301,000	0.28
850,000.01 - 900,000.00	2	1,760,000	0.15
900,000.01 - 950,000.00	4	3,720,500	0.31
950,000.01 - 1,000,000.00	2	1,980,000	0.17
1,000,000.01 - 1,050,000.00	2	2,069,999	0.17
1,050,000.01 - 1,100,000.00	1	1,100,000	0.09
1,150,000.01 - 1,200,000.00	2	2,400,000	0.20
1,250,000.01 - 1,300,000.00	1	1,300,000	0.11
Total:	**5,751**	**$ 1,188,568,553**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Remaining Principal Balance of the Mortgage Loans				
Remaining Principal Balance ($)	**Number of Mortgage Loans**		**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
0.01 - 50,000.00	275	$	9,615,748	0.81%
50,000.01 - 100,000.00	1,078		82,296,831	6.94
100,000.01 - 150,000.00	1,131		141,760,349	11.96
150,000.01 - 200,000.00	895		156,223,776	13.18
200,000.01 - 250,000.00	645		145,298,975	12.26
250,000.01 - 300,000.00	517		141,623,639	11.95
300,000.01 - 350,000.00	402		129,987,018	10.97
350,000.01 - 400,000.00	286		107,131,782	9.04
400,000.01 - 450,000.00	185		78,538,800	6.63
450,000.01 - 500,000.00	124		58,942,662	4.97
500,000.01 - 550,000.00	70		36,742,171	3.10
550,000.01 - 600,000.00	52		29,852,728	2.52
600,000.01 - 650,000.00	30		18,681,640	1.58
650,000.01 - 700,000.00	15		10,146,814	0.86
700,000.01 - 750,000.00	17		12,379,349	1.04
750,000.01 - 800,000.00	12		9,249,065	0.78
800,000.01 - 850,000.00	3		2,495,346	0.21
850,000.01 - 900,000.00	3		2,653,010	0.22
900,000.01 - 950,000.00	3		2,810,612	0.24
950,000.01 - 1,000,000.00	2		1,978,512	0.17
1,000,000.01 - 1,050,000.00	2		2,061,586	0.17
1,050,000.01 - 1,100,000.00	1		1,100,000	0.09
1,150,000.01 - 1,200,000.00	2		2,393,058	0.20
1,250,000.01 - 1,300,000.00	1		1,300,000	0.11
Total:	**5,751**	**$**	**1,185,263,470**	**100.00%**

Original Terms of the Mortgage Loans				
Original Term (months)	**Number of Mortgage Loans**		**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
120	3	$	140,185	0.01%
180	353		23,979,240	2.02
240	60		5,228,919	0.44
300	3		217,044	0.02
360	5,332		1,155,698,083	97.51
Total:	**5,751**	**$**	**1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Remaining Terms of the Mortgage Loans

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60 - 119	3	$ 140,185	0.01%
120 - 179	353	23,979,240	2.02
180 - 239	60	5,228,919	0.44
240 - 299	3	217,044	0.02
300 - 359	5,332	1,155,698,083	97.51
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	229	$ 38,564,979	3.25%
50.01 - 55.00	110	21,854,054	1.84
55.01 - 60.00	145	28,926,756	2.44
60.01 - 65.00	236	50,381,811	4.25
65.01 - 70.00	345	76,590,482	6.46
70.01 - 75.00	412	97,020,495	8.19
75.01 - 80.00	1,872	408,547,164	34.47
80.01 - 85.00	587	140,350,148	11.84
85.01 - 90.00	821	188,278,956	15.88
90.01 - 95.00	418	85,709,902	7.23
95.01 - 100.00	576	49,038,723	4.14
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

*For Second Lien, CLTV was used

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$ 264,067	0.02%
4.500 - 4.999	6	1,742,180	0.15
5.000 - 5.499	68	20,789,646	1.75
5.500 - 5.999	393	104,995,943	8.86
6.000 - 6.499	598	152,809,736	12.89
6.500 - 6.999	1,089	257,213,939	21.70
7.000 - 7.499	771	174,399,427	14.71
7.500 - 7.999	878	193,369,540	16.31
8.000 - 8.499	496	91,315,988	7.70
8.500 - 8.999	442	82,316,164	6.94
9.000 - 9.499	210	32,147,961	2.71
9.500 - 9.999	241	27,639,294	2.33
10.000 - 10.499	159	14,472,513	1.22
10.500 - 10.999	220	17,140,090	1.45
11.000 - 11.499	72	4,988,508	0.42
11.500 - 11.999	91	8,849,120	0.75
12.000 - 12.499	10	562,680	0.05
12.500 - 12.999	5	217,544	0.02
13.000 - 13.499	1	29,129	-
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	13	$ 1,494,134	0.13%
441 - 460	1	218,434	0.02
461 - 480	4	1,065,262	0.09
481 - 500	26	4,868,112	0.41
501 - 520	377	79,159,279	6.68
521 - 540	373	78,456,556	6.62
541 - 560	420	90,429,556	7.63
561 - 580	469	95,769,119	8.08
581 - 600	664	131,788,186	11.12
601 - 620	724	147,676,318	12.46
621 - 640	778	157,703,904	13.31
641 - 660	687	136,255,075	11.50
661 - 680	468	98,907,882	8.34
681 - 700	324	64,712,793	5.46
701 - 720	171	37,307,361	3.15
721 - 740	110	23,839,528	2.01
741 - 760	74	18,577,138	1.57
761 - 780	37	10,338,520	0.87
781 - 800	24	5,401,453	0.46
801 >=	7	1,294,860	0.11
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	3,312	$ 631,491,150	53.28%
Reduced/Limited	1,135	273,676,487	23.09
Stated	1,226	263,514,592	22.23
No Ratio	32	9,923,877	0.84
No Documentation	46	6,657,364	0.56
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	5,356	$ 1,115,779,431	94.14%
Investor	333	56,195,677	4.74
2nd Home	62	13,288,362	1.12
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	3,481	$ 786,148,885	66.33%
Purchase	2,058	360,032,147	30.38
Refiance - Rate/Term	212	39,082,438	3.30
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	4,292	$ 867,737,727	73.21%
PUD	680	145,829,448	12.30
2-4 Family	343	89,319,838	7.54
Condo	407	77,771,455	6.56
Manufactured Housing	25	4,033,409	0.34
Townhouse	4	571,593	0.05
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Originator of the Mortgage Loans

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Option One	2,080	$ 397,590,930	33.54%
Quick Loan Funding	946	258,167,124	21.78
New Century	1,284	221,648,858	18.70
Mandalay (United Pacific)	563	132,182,359	11.15
Other	878	175,674,200	14.82
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,100	$ 575,700,434	48.57%
Florida	634	98,795,625	8.34
New York	248	62,427,724	5.27
Nevada	233	45,856,587	3.87
Massachusetts	175	42,947,301	3.62
New Jersey	140	32,334,495	2.73
Texas	236	28,840,636	2.43
Arizona	159	25,514,900	2.15
Virginia	114	22,981,432	1.94
Hawaii	66	21,829,014	1.84
Illinois	134	19,653,008	1.66
Michigan	148	19,531,573	1.65
Maryland	97	19,188,036	1.62
Pennsylvania	135	15,465,785	1.30
Connecticut	75	12,530,163	1.06
Colorado	68	11,594,304	0.98
Georgia	83	10,651,903	0.90
Ohio	90	10,608,612	0.90
Washington	69	10,547,421	0.89
Minnesota	49	8,052,268	0.68
North Carolina	77	7,726,865	0.65
Rhode Island	37	7,416,529	0.63
Oregon	46	7,336,505	0.62
Wisconsin	50	7,039,277	0.59
Missouri	51	6,029,227	0.51
New Hampshire	31	5,598,076	0.47
Maine	36	5,555,634	0.47
Tennessee	45	4,553,397	0.38
South Carolina	38	4,151,180	0.35
Utah	26	4,070,640	0.34
Louisiana	23	3,657,021	0.31
Indiana	39	3,554,724	0.30
District of Columbia	11	2,342,663	0.20
Oklahoma	25	2,257,655	0.19
Kentucky	20	2,197,483	0.19
Idaho	19	2,050,361	0.17
Kansas	18	2,043,377	0.17
Alabama	15	1,777,525	0.15
Nebraska	13	1,291,752	0.11
Iowa	15	1,242,745	0.10
Vermont	8	1,235,560	0.10
Delaware	8	1,181,036	0.10
Wyoming	10	1,173,905	0.10
Arkansas	9	1,048,505	0.09
Mississippi	8	891,892	0.08
Montana	5	856,251	0.07
West Virginia	4	592,664	0.05
New Mexico	5	553,561	0.05
North Dakota	3	321,135	0.03
South Dakota	2	254,640	0.02
Alaska	1	210,461	0.02
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Original Prepayment Penalty Term of the Mortgage Loans				
Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Prepay Penalty	1,165	$	206,260,291	17.40%
6	2		1,063,496	0.09
12	285		76,842,681	6.48
24	3,366		730,678,751	61.65
36	928		169,093,161	14.27
60	5		1,325,090	0.11
Total:	**5,751**	**$**	**1,185,263,470**	**100.00%**

Margin of the Mortgage Loans - ARM Loans				
Margin (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$	252,000	0.03%
2.500 - 2.999	1		135,655	0.01
3.000 - 3.499	20		6,034,651	0.62
3.500 - 3.999	65		17,230,102	1.76
4.000 - 4.499	199		45,375,011	4.63
4.500 - 4.999	358		84,997,476	8.68
5.000 - 5.499	636		150,884,992	15.40
5.500 - 5.999	1,365		302,665,668	30.90
6.000 - 6.499	542		127,634,039	13.03
6.500 - 6.999	771		193,247,106	19.73
7.000 - 7.499	123		22,831,919	2.33
7.500 - 7.999	75		15,140,971	1.55
8.000 - 8.499	41		5,936,899	0.61
8.500 - 8.999	21		4,629,876	0.47
9.000 - 9.499	8		1,918,693	0.20
9.500 - 9.999	1		224,466	0.02
10.000 - 10.499	1		325,546	0.03
Total:	**4,228**	**$**	**979,465,070**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Maximum Rate of the Mortgage Loans - ARM Loans			
Maximum Rate (%)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
9.500 - 9.999	1	$ 264,067	0.03%
10.000 - 10.499	1	98,667	0.01
10.500 - 10.999	4	1,241,654	0.13
11.000 - 11.499	39	12,453,728	1.27
11.500 - 11.999	198	57,854,857	5.91
12.000 - 12.499	365	100,652,272	10.28
12.500 - 12.999	779	200,984,366	20.52
13.000 - 13.499	592	146,343,267	14.94
13.500 - 13.999	821	188,994,207	19.30
14.000 - 14.499	478	94,169,190	9.61
14.500 - 14.999	438	91,203,202	9.31
15.000 - 15.499	211	38,159,470	3.90
15.500 - 15.999	155	25,198,420	2.57
16.000 - 16.499	66	10,381,764	1.06
16.500 - 16.999	46	6,496,599	0.66
17.000 - 17.499	18	2,702,776	0.28
17.500 - 17.999	14	2,121,533	0.22
18.000 - 18.499	2	145,032	0.01
Total:	**4,228**	**$ 979,465,070**	**100.00%**

Minimum Rate of the Mortgage Loans - ARM Loans			
Minimum Rate (%)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
0.501 - 1.000	1	$ 483,235	0.05%
1.501 - 2.000	1	252,000	0.03
2.501 - 3.000	1	135,655	0.01
3.001 - 3.500	3	1,169,250	0.12
3.501 - 4.000	2	519,817	0.05
4.001 - 4.500	5	1,624,489	0.17
4.501 - 5.000	127	31,434,457	3.21
5.001 - 5.500	119	35,288,529	3.60
5.501 - 6.000	875	203,498,099	20.78
6.001 - 6.500	486	126,846,515	12.95
6.501 - 7.000	839	206,710,560	21.10
7.001 - 7.500	493	118,502,400	12.10
7.501 - 8.000	498	110,840,359	11.32
8.001 - 8.500	306	57,797,524	5.90
8.501 - 9.000	236	46,454,166	4.74
9.001 - 9.500	113	18,643,067	1.90
9.501 - 10.000	70	11,328,401	1.16
10.001 - 10.500	26	4,087,800	0.42
10.501 - 11.000	14	2,121,374	0.22
11.001 - 11.500	3	302,564	0.03
11.501 - 12.000	9	1,356,486	0.14
12.001 - 12.500	1	68,321	0.01
Total:	**4,228**	**$ 979,465,070**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Life Cap of the Mortgage Loans - ARM Loans

Life Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	4	$ 1,012,053	0.10%
3.500 - 3.999	3	818,647	0.08
4.000 - 4.499	4	1,225,443	0.13
4.500 - 4.999	4	894,836	0.09
5.000 - 5.499	22	5,764,032	0.59
5.500 - 5.999	3	601,750	0.06
6.000 - 6.499	3,088	753,144,763	76.89
6.500 - 6.999	11	2,976,126	0.30
7.000 - 7.499	1,088	212,960,063	21.74
9.000 - 9.499	1	67,356	0.01
Total:	**4,228**	**$ 979,465,070**	**100.00%**

First Periodic Cap of the Mortgage Loans - ARM Loans

First Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	26	$ 7,468,346	0.76%
1.500 - 1.999	951	181,150,925	18.49
2.000 - 2.499	2	321,525	0.03
3.000 - 3.499	3,242	788,211,122	80.47
5.000 - 5.499	7	2,313,152	0.24
Total:	**4,228**	**$ 979,465,070**	**100.00%**

Periodic Cap of the Mortgage Loans - ARM Loans

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	3,095	$ 757,307,609	77.32%
1.500 - 1.999	1,129	220,841,001	22.55
2.000 - 2.499	4	1,316,460	0.13
Total:	**4,228**	**$ 979,465,070**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Next Rate Adjustment Date of the Mortgage Loans - ARM Loans

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2005	7	$ 2,694,079	0.28%
December, 2005	6	946,269	0.10
January, 2006	1	87,499	0.01
April, 2006	2	704,037	0.07
September, 2006	1	289,721	0.03
January, 2007	4	813,667	0.08
February, 2007	26	6,485,871	0.66
March, 2007	39	9,370,767	0.96
April, 2007	508	119,398,376	12.19
May, 2007	1,508	321,154,953	32.79
June, 2007	1,319	294,750,222	30.09
July, 2007	367	109,128,775	11.14
August, 2007	137	39,323,620	4.01
December, 2007	1	163,800	0.02
February, 2008	2	453,462	0.05
March, 2008	16	3,045,505	0.31
April, 2008	61	12,393,882	1.27
May, 2008	121	31,491,749	3.22
June, 2008	68	16,760,124	1.71
July, 2008	10	2,475,370	0.25
August, 2008	4	918,258	0.09
April, 2010	7	2,362,091	0.24
May, 2010	7	2,300,500	0.23
June, 2010	2	969,638	0.10
July, 2010	2	363,334	0.04
August, 2010	2	619,500	0.06
Total:	**4,228**	**$ 979,465,070**	**100.00%**

Summary of the Mortgage Loans Group I			
Number of Mortgage Loans:	3,128	Index Type:	
Aggregate Principal Balance:	$514,168,833	6 month Libor:	78.03%
Conforming Principal Balance:	$514,168,833	Fixed:	21.97%
Conforming Principal Balance %:	100.00%	First Liens:	98.00%
Average Principal Balance:	$164,376	Fixed Non-Balloon Loans:	21.02%
Range:	$11,572 - $635,857	Property Type:	
W.A. Coupon:	7.498%	Single Family Residence:	76.63%
Range:	3.990% - 12.750%	PUD:	10.26%
W.A. Stated Remaining Term:	352 months	2-4 Family:	7.42%
Range:	116 months - 358 months	Occupancy Status:	
W.A. Seasoning:	4 months	Owner-Occupied:	95.23%
Latest Maturity Date:	August 1, 2035	Investment:	4.17%
State Concentration (>5%):		Second Home:	0.60%
California:	36.95%	Documentation:	
Florida:	10.19%	Full/Alt:	64.10%
New York:	4.97%	Stated/Stated:	21.35%
		Reduced/Limited:	14.55%
Interest Only Loans:	4.86%		
W.A. Original LTV:	77.51%		
Range:	11.21% - 100.00%	Weighted Avg. Prepayment Penalty Term:[2]	26 months
W.A. Effective LTV:	71.54%	Loans with Prepayment Penalties:	80.79%
Range:	11.21% - 100.00%	ARM Loans:	
Purpose:		Weighted Average Margin:	5.901%
Refinance - Cashout:	83.83%	Weighted Average Max. Rate:	13.766%
Purchase:	11.57%	Weighted Average Min. Rate:	7.051%
Refinance - Rate/Term:	4.59%	Weighted Average Life Cap:	6.252%
W.A. FICO Score: [1]	594	Weighted Average First Periodic Cap:	2.633%
		Weighted Average Periodic Cap	1.134%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATION FOR GROUP I

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Balloon 15/30	70	$ 4,444,404	0.86%
Balloon 30/40	1	223,256	0.04
Balloon 20/30	2	215,801	0.04
Fixed 10yr	1	124,565	0.02
Fixed 15yr	43	4,109,331	0.80
Fixed 20yr	29	2,831,316	0.55
Fixed 25yr	3	217,044	0.04
Fixed 30yr	663	100,818,882	19.61
ARM 6 months Adj.	11	2,342,067	0.46
ARM 2yr/6mo	2,090	357,110,731	69.45
ARM 2yr/6mo - IO	91	20,444,694	3.98
ARM 2yr/6mo - 40yr Amterm	2	261,166	0.05
ARM 3yr/6mo	95	15,945,318	3.10
ARM 3yr/6mo - IO	19	3,487,501	0.68
ARM 5yr/6mo	3	385,618	0.07
ARM 5yr/6mo - IO	4	1,047,500	0.20
ARM 5yr/6mo - 40yr Amterm	1	159,638	0.03
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Lien of the Mortgage Loans

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	2,974	$ 503,870,553	98.00%
2nd Lien	154	10,298,280	2.00
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	80	$ 3,033,763	0.59%
50,000.01 - 100,000.00	724	56,323,206	10.91
100,000.01 - 150,000.00	873	110,061,780	21.33
150,000.01 - 200,000.00	510	89,215,748	17.29
200,000.01 - 250,000.00	366	82,697,651	16.02
250,000.01 - 300,000.00	315	86,354,109	16.73
300,000.01 - 350,000.00	209	67,866,980	13.15
350,000.01 - 400,000.00	34	12,449,450	2.41
400,000.01 - 450,000.00	9	3,819,750	0.74
450,000.01 - 500,000.00	3	1,434,000	0.28
500,000.01 - 550,000.00	2	1,052,750	0.20
550,000.01 - 600,000.00	2	1,144,500	0.22
600,000.01 - 650,000.00	1	637,500	0.12
Total:	**3,128**	**$ 516,091,187**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Remaining Principal Balance of the Mortgage Loans				
Remaining Principal Balance ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	88	$	3,394,491	0.66%
50,000.01 - 100,000.00	719		55,937,961	10.88
100,000.01 - 150,000.00	872		109,622,590	21.32
150,000.01 - 200,000.00	509		88,788,960	17.27
200,000.01 - 250,000.00	370		83,477,117	16.24
250,000.01 - 300,000.00	311		85,116,937	16.55
300,000.01 - 350,000.00	209		67,709,758	13.17
350,000.01 - 400,000.00	33		12,057,171	2.34
400,000.01 - 450,000.00	9		3,808,980	0.74
450,000.01 - 500,000.00	3		1,429,290	0.28
500,000.01 - 550,000.00	3		1,599,344	0.31
550,000.01 - 600,000.00	1		590,376	0.11
600,000.01 - 650,000.00	1		635,857	0.12
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Original Terms of the Mortgage Loans				
Original Term (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	1	$	124,565	0.02%
180	116		8,766,557	1.70
240	31		3,047,117	0.59
300	3		217,044	0.04
360	2,977		502,013,550	97.64
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Remaining Terms of the Mortgage Loans				
Remaining Term (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60 - 119	1	$	124,565	0.02%
120 - 179	116		8,766,557	1.70
180 - 239	31		3,047,117	0.59
240 - 299	3		217,044	0.04
300 - 359	2,977		502,013,550	97.64
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	176	$	25,859,926	5.03%
50.01 - 55.00	78		13,312,549	2.59
55.01 - 60.00	103		17,876,160	3.48
60.01 - 65.00	168		29,658,081	5.77
65.01 - 70.00	253		47,504,304	9.24
70.01 - 75.00	269		50,221,171	9.77
75.01 - 80.00	901		137,708,246	26.78
80.01 - 85.00	358		67,694,393	13.17
85.01 - 90.00	432		72,242,896	14.05
90.01 - 95.00	219		36,496,319	7.10
95.01 - 100.00	171		15,594,788	3.03
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

*For Second Liens, CLTV was used

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$	264,067	0.05%
4.500 - 4.999	4		945,391	0.18
5.000 - 5.499	34		7,219,755	1.40
5.500 - 5.999	182		35,307,163	6.87
6.000 - 6.499	292		55,627,772	10.82
6.500 - 6.999	555		95,041,233	18.48
7.000 - 7.499	428		75,136,137	14.61
7.500 - 7.999	544		92,901,092	18.07
8.000 - 8.499	338		54,269,562	10.55
8.500 - 8.999	300		46,816,960	9.11
9.000 - 9.499	147		19,555,826	3.80
9.500 - 9.999	136		15,842,819	3.08
10.000 - 10.499	57		5,121,514	1.00
10.500 - 10.999	63		5,465,549	1.06
11.000 - 11.499	16		1,449,840	0.28
11.500 - 11.999	26		2,884,059	0.56
12.000 - 12.499	3		209,461	0.04
12.500 - 12.999	2		110,632	0.02
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	10	$ 719,773	0.14%
441 - 460	1	218,434	0.04
461 - 480	2	398,353	0.08
481 - 500	21	3,951,216	0.77
501 - 520	310	56,171,500	10.92
521 - 540	278	50,032,418	9.73
541 - 560	308	56,116,107	10.91
561 - 580	334	55,001,320	10.70
581 - 600	376	59,741,447	11.62
601 - 620	390	61,648,127	11.99
621 - 640	361	54,492,283	10.60
641 - 660	318	50,141,639	9.75
661 - 680	183	28,212,323	5.49
681 - 700	111	17,537,411	3.41
701 - 720	56	8,998,019	1.75
721 - 740	37	5,542,765	1.08
741 - 760	17	2,759,089	0.54
761 - 780	5	906,971	0.18
781 - 800	7	878,197	0.17
801 >=	3	701,441	0.14
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	2,100	$ 329,607,726	64.10%
Stated	637	109,761,057	21.35
Reduced/Limited	391	74,800,050	14.55
Total:	**3,128**	**$ 514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	2,970	$	489,658,624	95.23%
Investor	140		21,423,437	4.17
2nd Home	18		3,086,772	0.60
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	2,352	$	431,052,473	83.83%
Purchase	625		59,497,196	11.57
Refiance - Rate/Term	151		23,619,164	4.59
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	2,476	$	394,004,650	76.63%
PUD	304		52,766,599	10.26
2-4 Family	169		38,151,629	7.42
Condo	177		28,921,129	5.62
Townhouse	2		324,826	0.06
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Originator of the Mortgage Loans

Originator	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Option One	1,281	$	192,338,831	37.41%
New Century	834		124,002,447	24.12
Quick Loan Funding	560		122,619,676	23.85
Mandalay (United Pacific)	148		27,396,662	5.33
Other	305		47,811,217	9.29
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	879	$ 189,966,404	36.95%
Florida	375	52,407,437	10.19
New York	131	25,532,866	4.97
Nevada	106	19,812,970	3.85
Texas	180	19,172,318	3.73
Massachusetts	91	18,650,237	3.63
New Jersey	85	16,702,478	3.25
Illinois	108	14,669,047	2.85
Michigan	113	14,483,663	2.82
Pennsylvania	102	11,464,623	2.23
Maryland	60	10,914,367	2.12
Arizona	73	10,379,970	2.02
Hawaii	36	9,899,200	1.93
Virginia	60	8,868,778	1.72
Ohio	67	7,616,762	1.48
Connecticut	46	6,530,578	1.27
Georgia	51	6,160,988	1.20
Wisconsin	43	5,551,008	1.08
Washington	38	5,416,755	1.05
Oregon	30	5,087,827	0.99
Minnesota	26	4,119,552	0.80
Rhode Island	23	4,061,998	0.79
North Carolina	40	4,013,003	0.78
Colorado	22	3,842,054	0.75
Missouri	32	3,820,720	0.74
New Hampshire	22	3,707,211	0.72
Tennessee	37	3,453,351	0.67
Indiana	31	2,830,582	0.55
Utah	19	2,683,467	0.52
Maine	21	2,629,395	0.51
South Carolina	23	2,318,029	0.45
Oklahoma	22	1,985,220	0.39
Louisiana	14	1,781,839	0.35
Kansas	11	1,496,819	0.29
Idaho	15	1,378,305	0.27
Kentucky	13	1,295,062	0.25
Alabama	12	1,178,196	0.23
Nebraska	10	1,037,199	0.20
Delaware	6	914,126	0.18
Iowa	11	892,829	0.17
District of Columbia	5	866,591	0.17
Wyoming	7	787,340	0.15
Mississippi	6	781,922	0.15
Vermont	6	756,214	0.15
Arkansas	7	639,916	0.12
New Mexico	4	412,461	0.08
North Dakota	2	293,413	0.06
South Dakota	2	254,640	0.05
Montana	2	220,805	0.04
West Virginia	2	217,837	0.04
Alaska	1	210,461	0.04
Total:	**3,128**	**$ 514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Original Prepayment Penalty Term of the Mortgage Loans				
Original Prepayment Penalty Term (mos.)	**Number of Mortgage Loans**		**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
No Prepay Penalty	667	$	98,793,298	19.21%
6	1		348,705	0.07
12	132		26,467,899	5.15
24	1,757		300,886,385	58.52
36	571		87,672,546	17.05
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Margin of the Mortgage Loans - ARM Loans				
Margin (%)	**Number of Mortgage Loans**		**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
2.500 - 2.999	1	$	135,655	0.03%
3.000 - 3.499	7		1,562,895	0.39
3.500 - 3.999	26		4,524,546	1.13
4.000 - 4.499	86		14,012,747	3.49
4.500 - 4.999	180		31,910,388	7.95
5.000 - 5.499	321		53,774,077	13.40
5.500 - 5.999	743		120,467,558	30.03
6.000 - 6.499	333		59,196,450	14.76
6.500 - 6.999	479		92,610,885	23.08
7.000 - 7.499	85		13,663,492	3.41
7.500 - 7.999	55		9,325,543	2.32
Total:	**2,316**	**$**	**401,184,234**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Maximum Rate of the Mortgage Loans - ARM Loans

Maximum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
9.500 - 9.999	1	$ 264,067	0.07%
10.000 - 10.499	1	98,667	0.02
10.500 - 10.999	2	494,654	0.12
11.000 - 11.499	16	3,684,468	0.92
11.500 - 11.999	73	15,176,221	3.78
12.000 - 12.499	146	29,194,469	7.28
12.500 - 12.999	324	58,630,601	14.61
13.000 - 13.499	290	54,793,418	13.66
13.500 - 13.999	480	83,274,691	20.76
14.000 - 14.499	319	53,563,671	13.35
14.500 - 14.999	306	51,154,493	12.75
15.000 - 15.499	146	22,095,921	5.51
15.500 - 15.999	112	16,205,140	4.04
16.000 - 16.499	48	5,931,289	1.48
16.500 - 16.999	30	3,382,292	0.84
17.000 - 17.499	14	1,913,298	0.48
17.500 - 17.999	8	1,326,874	0.33
Total:	**2,316**	**$ 401,184,234**	**100.00%**

Minimum Rate of the Mortgage Loans - ARM Loans

Minimum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	1	$ 135,655	0.03%
3.501 - 4.000	2	519,817	0.13
4.001 - 4.500	2	540,889	0.13
4.501 - 5.000	68	12,878,517	3.21
5.001 - 5.500	35	7,099,073	1.77
5.501 - 6.000	440	75,687,705	18.87
6.001 - 6.500	239	45,676,382	11.39
6.501 - 7.000	445	82,490,101	20.56
7.001 - 7.500	255	45,957,695	11.46
7.501 - 8.000	305	51,683,287	12.88
8.001 - 8.500	201	31,832,537	7.93
8.501 - 9.000	156	23,255,661	5.80
9.001 - 9.500	86	12,218,294	3.05
9.501 - 10.000	53	7,334,236	1.83
10.001 - 10.500	17	2,133,877	0.53
10.501 - 11.000	6	972,512	0.24
11.501 - 12.000	5	767,995	0.19
Total:	**2,316**	**$ 401,184,234**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Life Cap of the Mortgage Loans - ARM Loans				
Life Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	1	$	194,111	0.05%
3.500 - 3.999	2		446,167	0.11
4.000 - 4.499	1		257,506	0.06
4.500 - 4.999	2		428,576	0.11
5.000 - 5.499	8		1,512,786	0.38
5.500 - 5.999	1		243,391	0.06
6.000 - 6.499	1,619		292,790,530	72.98
6.500 - 6.999	3		522,242	0.13
7.000 - 7.499	678		104,721,570	26.10
9.000 - 9.499	1		67,356	0.02
Total:	**2,316**	**$**	**401,184,234**	**100.00%**

First Periodic Cap of the Mortgage Loans - ARM Loans				
First Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	15	$	3,204,039	0.80%
1.500 - 1.999	610		94,339,671	23.52
2.000 - 2.499	1		221,525	0.06
3.000 - 3.499	1,688		302,990,999	75.52
5.000 - 5.499	2		428,000	0.11
Total:	**2,316**	**$**	**401,184,234**	**100.00%**

Periodic Cap of the Mortgage Loans - ARM Loans				
Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	1,621	$	294,029,237	73.29%
1.500 - 1.999	694		106,989,888	26.67
2.000 - 2.499	1		165,109	0.04
Total:	**2,316**	**$**	**401,184,234**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Next Rate Adjustment Date of the Mortgage Loans - ARM Loans			
Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2005	3	$ 691,761	0.17%
December, 2005	6	946,269	0.24
April, 2006	2	704,037	0.18
January, 2007	1	304,447	0.08
February, 2007	15	2,839,548	0.71
March, 2007	18	2,542,893	0.63
April, 2007	247	41,708,728	10.40
May, 2007	782	121,348,924	30.25
June, 2007	844	145,545,247	36.28
July, 2007	206	47,974,284	11.96
August, 2007	70	15,552,520	3.88
March, 2008	8	1,433,201	0.36
April, 2008	24	3,846,096	0.96
May, 2008	39	6,042,449	1.51
June, 2008	36	6,900,195	1.72
July, 2008	6	1,132,620	0.28
August, 2008	1	78,258	0.02
April, 2010	1	149,002	0.04
May, 2010	3	597,260	0.15
June, 2010	1	159,638	0.04
July, 2010	1	67,356	0.02
August, 2010	2	619,500	0.15
Total:	**2,316**	**$ 401,184,234**	**100.00%**

Summary of the Mortgage Loans
Group II

Number of Mortgage Loans:	2,623	Index Type:	
Aggregate Principal Balance:	$671,094,637	6 month Libor:	86.17%
Conforming Principal Balance:	$339,326,556	Fixed:	13.83%
Conforming Principal Balance %:	50.56%	First Liens:	95.17%
Average Principal Balance:	$255,850	Fixed Non-Balloon Loans:	11.63%
Range:	$5,683 - $1,300,000	Property Type:	
W.A. Coupon:	7.236%	Single Family Residence:	70.59%
Range:	4.990% - 13.000%	PUD:	13.87%
W.A. Stated Remaining Term:	351 months	2-4 Family:	7.62%
Range:	114 months - 358 months	Occupancy Status:	
W.A. Seasoning:	5 months	Owner-Occupied:	93.30%
Latest Maturity Date:	August 1, 2035	Investment:	5.18%
State Concentration (>5%):		Second Home:	1.52%
California:	57.48%	Documentation:	
Florida:	6.91%	Full/Alt:	44.98%
New York:	5.50%	Reduced/Limited:	29.63%
		Stated/Stated:	22.91%
Interest Only Loans:	47.61%	No Ratio:	1.48%
W.A. Original LTV:	81.39%	No Documentation:	0.99%
Range:	20.31% - 100.00%	Weighted Avg. Prepayment Penalty Term:(2)	25 months
W.A. Effective LTV:	77.50%	Loans with Prepayment Penalties:	83.99%
Range:	20.31% - 100.00%	ARM Loans:	
Purpose:		Weighted Average Margin:	5.753%
Refinance - Cashout:	52.91%	Weighted Average Max. Rate:	13.269%
Purchase:	44.78%	Weighted Average Min. Rate:	6.752%
Refinance - Rate/Term:	2.30%	Weighted Average Life Cap:	6.175%
W.A. FICO Score: (1)	630	Weighted Average First Periodic Cap:	2.766%
		Weighted Average Periodic Cap	1.100%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Product Type of the Mortgage Loans			
Product Type	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Balloon 15/30	223	$ 14,432,705	2.15%
Balloon 20/30	5	347,803	0.05
Fixed 10yr	2	15,620	0.00
Fixed 15yr	14	779,977	0.12
Fixed 20yr	24	1,833,999	0.27
Fixed 30yr	400	64,122,751	9.55
Fixed 30yr - IO	43	11,280,946	1.68
ARM 6 months Adj.	4	2,002,318	0.30
ARM 6 months Adj. - IO	1	87,499	0.01
ARM 2yr/6mo	846	249,178,338	37.13
ARM 2yr/6mo - IO	877	272,510,021	40.61
ARM 2yr/6mo - 40yr Amterm	2	687,882	0.10
ARM 3yr/6mo	68	18,194,726	2.71
ARM 3yr/6mo - IO	102	30,597,745	4.56
ARM 5yr/6mo - IO	12	5,022,307	0.75
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Lien of the Mortgage Loans			
Lien	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
1st Lien	2,155	$ 638,707,901	95.17%
2nd Lien	468	32,386,736	4.83
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Principal Balances at Origination of the Mortgage Loans			
Principal Balance at Origination ($)	**Number of Mortgage Loans**	**Aggregate Original Principal Balance**	**% of Aggregate Original Principal Balance**
0.01 - 50,000.00	187	$ 6,248,332	0.93%
50,000.01 - 100,000.00	359	26,451,915	3.93
100,000.01 - 150,000.00	256	31,760,755	4.72
150,000.01 - 200,000.00	387	67,650,474	10.06
200,000.01 - 250,000.00	275	61,866,965	9.20
250,000.01 - 300,000.00	208	57,110,120	8.49
300,000.01 - 350,000.00	192	62,004,264	9.22
350,000.01 - 400,000.00	253	95,226,121	14.16
400,000.01 - 450,000.00	175	74,376,440	11.06
450,000.01 - 500,000.00	122	58,000,693	8.62
500,000.01 - 550,000.00	65	34,064,405	5.07
550,000.01 - 600,000.00	54	30,979,475	4.61
600,000.01 - 650,000.00	29	18,081,566	2.69
650,000.01 - 700,000.00	14	9,462,551	1.41
700,000.01 - 750,000.00	18	13,097,900	1.95
750,000.01 - 800,000.00	11	8,463,892	1.26
800,000.01 - 850,000.00	4	3,301,000	0.49
850,000.01 - 900,000.00	2	1,760,000	0.26
900,000.01 - 950,000.00	4	3,720,500	0.55
950,000.01 - 1,000,000.00	2	1,980,000	0.29
1,000,000.01 - 1,050,000.00	2	2,069,999	0.31
1,050,000.01 - 1,100,000.00	1	1,100,000	0.16
1,150,000.01 - 1,200,000.00	2	2,400,000	0.36
1,250,000.01 - 1,300,000.00	1	1,300,000	0.19
Total:	**2,623**	**$ 672,477,366**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	187	$	6,221,257	0.93%
50,000.01 - 100,000.00	359		26,358,870	3.93
100,000.01 - 150,000.00	259		32,137,759	4.79
150,000.01 - 200,000.00	386		67,434,816	10.05
200,000.01 - 250,000.00	275		61,821,858	9.21
250,000.01 - 300,000.00	206		56,506,702	8.42
300,000.01 - 350,000.00	193		62,277,260	9.28
350,000.01 - 400,000.00	253		95,074,612	14.17
400,000.01 - 450,000.00	176		74,729,819	11.14
450,000.01 - 500,000.00	121		57,513,371	8.57
500,000.01 - 550,000.00	67		35,142,827	5.24
550,000.01 - 600,000.00	51		29,262,353	4.36
600,000.01 - 650,000.00	29		18,045,782	2.69
650,000.01 - 700,000.00	15		10,146,814	1.51
700,000.01 - 750,000.00	17		12,379,349	1.84
750,000.01 - 800,000.00	12		9,249,065	1.38
800,000.01 - 850,000.00	3		2,495,346	0.37
850,000.01 - 900,000.00	3		2,653,010	0.40
900,000.01 - 950,000.00	3		2,810,612	0.42
950,000.01 - 1,000,000.00	2		1,978,512	0.29
1,000,000.01 - 1,050,000.00	2		2,061,586	0.31
1,050,000.01 - 1,100,000.00	1		1,100,000	0.16
1,150,000.01 - 1,200,000.00	2		2,393,058	0.36
1,250,000.01 - 1,300,000.00	1		1,300,000	0.19
Total:	**2,623**	**$**	**671,094,637**	**100.00%**

Original Terms of the Mortgage Loans

Original Term (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	2	$	15,620	0.00%
180	237		15,212,682	2.27
240	29		2,181,802	0.33
360	2,355		653,684,533	97.41
Total:	**2,623**	**$**	**671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Remaining Terms of the Mortgage Loans

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60 - 119	2	$ 15,620	0.00%
120 - 179	237	15,212,682	2.27
180 - 239	29	2,181,802	0.33
300 - 359	2,355	653,684,533	97.41
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	53	$ 12,705,053	1.89%
50.01 - 55.00	32	8,541,505	1.27
55.01 - 60.00	42	11,050,597	1.65
60.01 - 65.00	68	20,723,730	3.09
65.01 - 70.00	92	29,086,178	4.33
70.01 - 75.00	143	46,799,324	6.97
75.01 - 80.00	971	270,838,918	40.36
80.01 - 85.00	229	72,655,755	10.83
85.01 - 90.00	389	116,036,060	17.29
90.01 - 95.00	199	49,213,583	7.33
95.01 - 100.00	405	33,443,935	4.98
Total:	**2,623**	**$ 671,094,637**	**100.00%**

*For Second Lien, CLTV was used

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Mortgage Rate of the Mortgage Loans			
Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	796,789	0.00
5.000 - 5.499	34	13,569,891	2.02
5.500 - 5.999	211	69,688,780	10.38
6.000 - 6.499	306	97,181,964	14.48
6.500 - 6.999	534	162,172,706	24.17
7.000 - 7.499	343	99,263,289	14.79
7.500 - 7.999	334	100,468,448	14.97
8.000 - 8.499	158	37,046,426	5.52
8.500 - 8.999	142	35,499,204	5.29
9.000 - 9.499	63	12,592,136	1.88
9.500 - 9.999	105	11,796,474	1.76
10.000 - 10.499	102	9,350,998	1.39
10.500 - 10.999	157	11,674,541	1.74
11.000 - 11.499	56	3,538,668	0.53
11.500 - 11.999	65	5,965,060	0.89
12.000 - 12.499	7	353,220	0.05
12.500 - 12.999	3	106,912	0.02
13.000 - 13.499	1	29,129	0.00
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	3	$ 774,361	0.12%
461 - 480	2	666,909	0.10
481 - 500	5	916,896	0.14
501 - 520	67	22,987,779	3.43
521 - 540	95	28,424,138	4.24
541 - 560	112	34,313,448	5.11
561 - 580	135	40,767,799	6.07
581 - 600	288	72,046,739	10.74
601 - 620	334	86,028,191	12.82
621 - 640	417	103,211,621	15.38
641 - 660	369	86,113,436	12.83
661 - 680	285	70,695,559	10.53
681 - 700	213	47,175,381	7.03
701 - 720	115	28,309,342	4.22
721 - 740	73	18,296,764	2.73
741 - 760	57	15,818,049	2.36
761 - 780	32	9,431,549	1.41
781 - 800	17	4,523,257	0.67
801 >=	4	593,419	0.09
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	1,212	$ 301,883,424	44.98%
Reduced/Limited	744	198,876,437	29.63
Stated	589	153,753,535	22.91
No Ratio	32	9,923,877	1.48
No Documentation	46	6,657,364	0.99
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	2,386	$ 626,120,807	93.30%
Investor	193	34,772,240	5.18
2nd Home	44	10,201,590	1.52
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	1,129	$ 355,096,412	52.91%
Purchase	1,433	300,534,951	44.78
Refiance - Rate/Term	61	15,463,275	2.30
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	1,816	$ 473,733,077	70.59%
PUD	376	93,062,849	13.87
2-4 Family	174	51,168,209	7.62
Condo	230	48,850,326	7.28
Manufactured Housing	25	4,033,409	0.60
Townhouse	2	246,768	0.04
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Originator of the Mortgage Loans

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Option One	799	$ 205,252,099	30.58%
Quick Loan Funding	386	135,547,448	20.20
Mandalay (United Pacific)	415	104,785,696	15.61
New Century	450	97,646,411	14.55
Other	573	127,862,983	19.06
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Geographic Distribution of the Mortgage Loans			
Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,221	$ 385,734,030	57.48%
Florida	259	46,388,188	6.91
New York	117	36,894,858	5.50
Nevada	127	26,043,617	3.88
Massachusetts	84	24,297,063	3.62
New Jersey	55	15,632,017	2.33
Arizona	86	15,134,930	2.26
Virginia	54	14,112,654	2.10
Hawaii	30	11,929,814	1.78
Texas	56	9,668,318	1.44
Maryland	37	8,273,669	1.23
Colorado	46	7,752,250	1.16
Connecticut	29	5,999,585	0.89
Washington	31	5,130,666	0.76
Michigan	35	5,047,910	0.75
Illinois	26	4,983,960	0.74
Georgia	32	4,490,915	0.67
Pennsylvania	33	4,001,162	0.60
Minnesota	23	3,932,717	0.59
North Carolina	37	3,713,863	0.55
Rhode Island	14	3,354,531	0.50
Ohio	23	2,991,850	0.45
Maine	15	2,926,239	0.44
Oregon	16	2,248,678	0.34
Missouri	19	2,208,507	0.33
New Hampshire	9	1,890,865	0.28
Louisiana	9	1,875,182	0.28
South Carolina	15	1,833,151	0.27
Wisconsin	7	1,488,269	0.22
District of Columbia	6	1,476,072	0.22
Utah	7	1,387,173	0.21
Tennessee	8	1,100,046	0.16
Kentucky	7	902,421	0.13
Indiana	8	724,142	0.11
Idaho	4	672,056	0.10
Montana	3	635,446	0.09
Alabama	3	599,329	0.09
Kansas	7	546,559	0.08
Vermont	2	479,346	0.07
Arkansas	2	408,589	0.06
Wyoming	3	386,566	0.06
West Virginia	2	374,827	0.06
Iowa	4	349,916	0.05
Oklahoma	3	272,435	0.04
Delaware	2	266,910	0.04
Nebraska	3	254,552	0.04
New Mexico	1	141,100	0.02
Mississippi	2	109,969	0.02
North Dakota	1	27,721	-
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Original Prepayment Penalty Term of the Mortgage Loans				
Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Prepay Penalty	498	$	107,466,993	16.01%
6	1		714,791	0.11
12	153		50,374,781	7.51
24	1,609		429,792,366	64.04
36	357		81,420,616	12.13
60	5		1,325,090	0.20
Total:	**2,623**	**$**	**671,094,637**	**10000.00%**

Margin of the Mortgage Loans - ARM Loans				
Margin (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$	252,000	0.04%
3.000 - 3.499	13		4,471,756	0.77
3.500 - 3.999	39		12,705,556	2.20
4.000 - 4.499	113		31,362,264	5.42
4.500 - 4.999	178		53,087,089	9.18
5.000 - 5.499	315		97,110,915	16.79
5.500 - 5.999	622		182,198,110	31.51
6.000 - 6.499	209		68,437,589	11.83
6.500 - 6.999	292		100,636,222	17.40
7.000 - 7.499	38		9,168,427	1.59
7.500 - 7.999	20		5,815,429	1.01
8.000 - 8.499	41		5,936,899	1.03
8.500 - 8.999	21		4,629,876	0.80
9.000 - 9.499	8		1,918,693	0.33
9.500 - 9.999	1		224,466	0.04
10.000 - 10.499	1		325,546	0.06
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Maximum Rate of the Mortgage Loans - ARM Loans

Maximum Rate (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	2	$	747,000	0.00
11.000 - 11.499	23		8,769,260	1.52
11.500 - 11.999	125		42,678,636	7.38
12.000 - 12.499	219		71,457,803	12.36
12.500 - 12.999	455		142,353,765	24.62
13.000 - 13.499	302		91,549,849	15.83
13.500 - 13.999	341		105,719,516	18.28
14.000 - 14.499	159		40,605,519	7.02
14.500 - 14.999	132		40,048,709	6.93
15.000 - 15.499	65		16,063,550	2.78
15.500 - 15.999	43		8,993,280	1.56
16.000 - 16.499	18		4,450,475	0.77
16.500 - 16.999	16		3,114,307	0.54
17.000 - 17.499	4		789,478	0.14
17.500 - 17.999	6		794,659	0.14
18.000 - 18.499	2		145,032	0.03
Total:	**1,912**	$	**578,280,836**	**100.00%**

Minimum Rate of the Mortgage Loans - ARM Loans

Minimum Rate (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.501 - 1.000	1	$	483,235	0.08%
1.501 - 2.000	1		252,000	0.04
3.001 - 3.500	3		1,169,250	0.20
4.001 - 4.500	3		1,083,600	0.19
4.501 - 5.000	59		18,555,940	3.21
5.001 - 5.500	84		28,189,456	4.87
5.501 - 6.000	435		127,810,394	22.10
6.001 - 6.500	247		81,170,133	14.04
6.501 - 7.000	394		124,220,459	21.48
7.001 - 7.500	238		72,544,705	12.54
7.501 - 8.000	193		59,157,072	10.23
8.001 - 8.500	105		25,964,987	4.49
8.501 - 9.000	80		23,198,505	4.01
9.001 - 9.500	27		6,424,773	1.11
9.501 - 10.000	17		3,994,165	0.69
10.001 - 10.500	9		1,953,922	0.34
10.501 - 11.000	8		1,148,861	0.20
11.001 - 11.500	3		302,564	0.05
11.501 - 12.000	4		588,491	0.10
12.001 - 12.500	1		68,321	0.01
Total:	**1,912**	$	**578,280,836**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Life Cap of the Mortgage Loans - ARM Loans				
Life Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	3	$	817,942	0.14%
3.500 - 3.999	1		372,480	0.06
4.000 - 4.499	3		967,937	0.17
4.500 - 4.999	2		466,260	0.08
5.000 - 5.499	14		4,251,247	0.74
5.500 - 5.999	2		358,360	0.06
6.000 - 6.499	1,469		460,354,234	79.61
6.500 - 6.999	8		2,453,885	0.42
7.000 - 7.499	410		108,238,494	18.72
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

First Periodic Cap of the Mortgage Loans - ARM Loans				
First Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	11	$	4,264,307	0.74%
1.500 - 1.999	341		86,811,254	15.01
2.000 - 2.499	1		100,000	0.02
3.000 - 3.499	1,554		485,220,123	83.91
5.000 - 5.499	5		1,885,152	0.33
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

Periodic Cap of the Mortgage Loans - ARM Loans				
Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	1,474	$	463,278,372	80.11%
1.500 - 1.999	435		113,851,113	19.69
2.000 - 2.499	3		1,151,351	0.20
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Next Rate Adjustment Date of the Mortgage Loans - ARM Loans			
Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2005	4	$ 2,002,318	0.35%
January, 2006	1	87,499	0.02
September, 2006	1	289,721	0.05
January, 2007	3	509,220	0.09
February, 2007	11	3,646,323	0.63
March, 2007	21	6,827,874	1.18
April, 2007	261	77,689,648	13.43
May, 2007	726	199,806,030	34.55
June, 2007	475	149,204,975	25.80
July, 2007	161	61,154,491	10.58
August, 2007	67	23,771,100	4.11
December, 2007	1	163,800	0.03
February, 2008	2	453,462	0.08
March, 2008	8	1,612,304	0.28
April, 2008	37	8,547,786	1.48
May, 2008	82	25,449,300	4.40
June, 2008	32	9,859,929	1.71
July, 2008	4	1,342,750	0.23
August, 2008	3	840,000	0.15
April, 2010	6	2,213,089	0.38
May, 2010	4	1,703,240	0.29
June, 2010	1	810,000	0.14
July, 2010	1	295,978	0.05
Total:	**1,912**	**$ 578,280,836**	**100.00%**

Exhibit 99.1

Nomura Home Equity Loan, Inc.
Asset-Backed Certificates,
Series 2005-HE1

$1.17 Billion (+/- 10%)

(Approximate)



Computational Materials

October 17, 2005

NOMURA

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Home Equity Loan, Inc. (together with any of its other affiliates, **"NHEL"**). NHEL has not prepared, provided, approved or verified any statistical or numerical information in these materials. The information herein is preliminary and is subject to completion or change. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission ("**SEC**") and is effective, the final prospectus supplement relating to the issuance (the **"Securities"**) discussed in this communication has not been filed with the SEC. Investors are urged to read the base prospectus and the prospectus supplement (collectively, the **"Offering Documents"**) and other relevant documents filed or to be filed with the SEC, because they contain important information.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. These Computational Materials do not contain all information that is required to be included in the Offering Documents. Prospective purchasers are referred to the Offering Documents for important information. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

STRUCTURAL SUMMARY

Class	Initial Principal Balance ($) (1)	Coupon Type (3)	Coupon Index	WAL (years) (4)(5)	Principal Window (months) (4)(5)	Expected Rating (Moody's/S&P) (2)	Legal Final Maturity
I-A-1	316,728,000	Floating	1M LIBOR	1.83	11/05 – 08/11	Aaa/AAA	Sep-35
I-A-2	79,182,000	Floating	1M LIBOR	1.83	11/05 – 08/11	Aaa/AAA	Sep-35
II-A-1	330,548,000	Floating	1M LIBOR	1.00	11/05 – 08/07	Aaa/AAA	Sep-35
II-A-2	175,933,000	Floating	1M LIBOR	3.00	08/07 – 08/11	Aaa/AAA	Sep-35
II-A-3	10,261,000	Floating	1M LIBOR	5.83	08/11 – 08/11	Aaa/AAA	Sep-35
M-1	48,595,000	Floating	1M LIBOR	4.96	02/10 – 08/11	Aa1/AA+	Sep-35
M-2	43,854,000	Floating	1M LIBOR	4.58	09/09 – 08/11	Aa2/AA	Sep-35
M-3	26,668,000	Floating	1M LIBOR	4.40	06/09 – 08/11	Aa3/AA-	Sep-35
M-4	24,297,000	Floating	1M LIBOR	4.31	05/09 – 08/11	A1/A+	Sep-35
M-5	21,334,000	Floating	1M LIBOR	4.25	03/09 – 08/11	A2/A	Sep-35
M-6	20,742,000	Floating	1M LIBOR	4.20	02/09 – 08/11	A3/A-	Sep-35
M-7	17,778,000	Floating	1M LIBOR	4.16	01/09 – 08/11	Baa1/BBB+	Sep-35
M-8	15,408,000	Floating	1M LIBOR	4.13	01/09 – 08/11	Baa2/BBB	Sep-35
M-9	15,408,000	Floating	1M LIBOR	4.10	12/08 – 08/11	Baa3/BBB-	Sep-35
B-1	10,667,000	Floating	1M LIBOR	N/A	N/A	Ba1/BB+	Sep-35
B-2	10,074,000	Floating	1M LIBOR	N/A	N/A	Ba2/BB+	Sep-35
B-3	5,333,000	Floating	1M LIBOR	N/A	N/A	Not Rated/BB	Sep-35
TOTAL	**1,172,810,000**						

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The pass-through rate for the Senior Certificates and the Subordinate Certificates (each as defined herein) for each Distribution Date is a per annum rate equal to the lesser of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin and (ii) the applicable Net Funds Cap (actual/360 accrual basis, 0 day delay). If the optional termination is not exercised, the certificate margin for the Senior Certificates will increase by 2x and the certificate margin for the Subordinate Certificates will increase by 1.5x.
(4) Run to Optional Termination.
(5) Run at 100% PPC which assumes: For ARMs, 10%-30% CPR from month 1 through and including month 12; 30% CPR from month 13 through and including month 23; 55% CPR from month 24 through and including month 28; and 35% CPR from month 29 and thereafter. For fixed rate Mortgage Loans, 5%-25% CPR from month 1 through and including month 12; and 25% CPR thereafter.

TRANSACTION SUMMARY

Title of Series:	Nomura Home Equity Loan, Inc., Asset-Backed Certificates, Series 2005-HE1
Cut-off Date:	October 1, 2005
Closing Date:	On or about October [28], 2005
Investor Settlement Date:	On or about October [31], 2005
Depositor:	Nomura Home Equity Loan, Inc.
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. Seller will be making customary loan-level representations and warranties to the Depositor pursuant to a purchase agreement to be entered into between the Seller and the Depositor.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicers:	Select Portfolio Servicing, Inc. ([64.02]%); Option One Mortgage Corporation ([33.54]%); and Countrywide Home Loans Servicing LP ([2.44]%)
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, N.A.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation will provide deep primary mortgage insurance coverage (to [60]% LTV) for approximately [1438] Mortgage Loans with an unpaid principal balance of approximately $[267,074,451] representing approximately [22.53]% of the Mortgage Loans.
Credit Risk Manager:	[The Murrayhill Company], as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicers regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicers in performing its advisory and monitoring functions.
Swap Counterparty:	[Swiss Re Financial Products Corporation] or such other entity acceptable to the rating agencies.
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $100,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates, and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form (otherwise, the last business day of the month preceding the month in which such Distribution Date occurs).
Distribution Date:	The 25th day of each calendar month beginning in November 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in September 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificate Designations:	Class I-A-1 Certificates and Class I-A-2 Certificates (the "**Group I Certificates**"); Class II-A-1, Class II-A-2 and Class II-A-3 Certificates (the "**Group II Certificates** and collectively with the Group I Certificates, the "**Senior Certificates**");

	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, and Class M-9 Certificates (collectively, the **"Subordinate Certificates"**);
	Only the Group I, Group II and Subordinate Certificates are offered hereby (collectively, the **"Offered Certificates"**).
Additional Classes:	The Class B-1, Class B-2, Class B-3, Class P, Class X and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates. The Class B-1, Class B-2 and Class B-3 Certificates are subordinate to the Offered Certificates.
Prepayment Period:	With respect to any Distribution Date, the 16th of the immediately preceding calendar month (or with respect to the first Prepayment Period, the Closing Date) through the 15th of the month in which the Distribution Date occurs.
Accrual Period:	The Accrual Period for the Offered Certificates and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period.
Optional Termination:	At its option, the Master Servicer may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Taxation – REMIC:	For federal income tax purposes, the trust will make multiple real estate mortgage investment conduit (each a **"REMIC"**) elections, organized in a tiered REMIC structure. The Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates (exclusive of any right to receive payments from the Basis Risk Shortfall reserve account in respect of the Basis Risk Shortfall or the supplemental interest trust or the obligation to make payments to the supplemental interest trust pursuant to the Swap Agreement), the Class P Certificates and the Class X Certificates will represent beneficial ownership of "regular interests" in the related REMIC.
	The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.
	Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.
SMMEA Eligibility:	None of the Offered Certificates is expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).
ERISA Considerations:	It is expected that the Offered Certificates will not be ERISA eligible until after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor as the underwriter's exemption may not apply. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Ratings:	The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**), and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (**"S&P"**) with the ratings indicated in the table on page 3 of this document.
Credit Enhancement Structure:	Senior/subordination; excess spread and overcollateralization. In addition, payments received in connection with the Swap Agreement (as described herein) may be available to cover realized losses on the Mortgage Loans. Furthermore, the Class I-A-1 Certificates are "super senior" to the Class I-A-2 Certificates, because the Class I-A-2 Certificates are allocated realized losses incurred on the Group I Mortgage Loans after the certificate

principal balances of the Class B-1, Class B-2, Class B-3 Certificates and the Subordinate Certificates have been reduced to zero (as described in this document) and thereby provide additional protection to the Class I-A-1 Certificates.

Swap Agreement:

The trustee will enter into a Swap Agreement with the Swap Counterparty described in the prospectus supplement on the closing date. Under the Swap Agreement, on the Distribution Date beginning in November 2005 and until the Distribution Date in October 2009, (i) the trust (through a supplemental interest trust) will be obligated to make a payment to the Swap Counterparty at a rate equal to 4.75% per annum and (ii) the Swap Counterparty will be obligated to make a payment to the supplemental interest trust for the benefit of the holders of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates at a rate equal to one-month LIBOR [, in each case on the product of the lesser of the aggregate certificate principal balance of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates immediately preceding the related period or the swap notional amount for the related period, but not less than the minimum notational balance (as set forth on page 27)]. Payments under the Swap Agreement will be made on a net basis.

CREDIT ENHANCEMENT

Overcollateralization

The Group I and Group II Mortgage Loans bear interest each month in an amount that, in the aggregate, is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I and Group II Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I and Group II Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I and Group II Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately 1.05% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [1.05]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [2.10]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for such Distribution Date will be equal to the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The later to occur of (a) the Distribution Date in November 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [46.00]%.

Credit Enhancement Percentage

Class	Percent (%)	Approximate Expected Initial Credit Enhancement * (%)	Approximate Expected Target Credit Enhancement * (%)
Senior	[77.00]	[23.00]	[46.00]
M-1	[4.10]	[18.90]	[37.80]
M-2	[3.70]	[15.20]	[30.40]
M-3	[2.25]	[12.95]	[25.90]
M-4	[2.05]	[10.90]	[21.80]
M-5	[1.80]	[9.10]	[18.20]
M-6	[1.75]	[7.35]	[14.70]
M-7	[1.50]	[5.85]	[11.70]
M-8	[1.30]	[4.55]	[9.10]
M-9	[1.30]	[3.25]	[6.50]
B-1	[0.90]	[2.35]	[4.70]
B-2	[0.85]	[1.50]	[3.00]
B-3	[0.45]	[1.05]	[2.10]

Trigger Event

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ Delinquency Percentage exceeds [34.50]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date are greater than:

Trigger Event

Range of Distribution Dates	Cumulative Loss Percentage
November 2007 - October 2008	[1.75]% for the first month plus an additional 1/12th of [2.25]% for each month thereafter
November 2008 - October 2009	[4.00]% for the first month plus an additional 1/12th of [2.00]% for each month thereafter
November 2009 - October 2010	[6.00]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter
November 2010 - October 2011	[7.75]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
November 2011 and thereafter	[8.75]%

60+ Delinquency Percentage

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans sixty (60) or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, and the Subordinate Certificates will have a payment priority over the Class B-1, Class B-2, and Class B-3 Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Class B-3, Class B-2 and Class B-1 Certificates, in that order, and then to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each such class has been reduced to zero.

Realized losses will not be allocated to the Senior Certificates, except the Class I-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class B-3 Certificates, until the certificate principal balance thereof has been reduced to zero; second, to the Class B-2 Certificates, until the certificate principal balance thereof has been reduced to zero; third, to the Class B-1 Certificates, until the certificate principal balance thereof has been reduced to zero; fourth, to the Class M-9 Certificates, until the certificate principal balance thereof has been reduced to zero; fifth, to the Class M-8 Certificates, until the certificate principal balance thereof has been reduced to zero; sixth, to the Class M-7 Certificates, until the certificate principal balance thereof has been reduced to zero; seventh, to the Class M-6 Certificates, until the certificate principal balance thereof has been reduced to zero; eighth, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero; ninth, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero; tenth, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero; eleventh, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero; twelfth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero; and thirteenth with respect to realized losses on the Group I Mortgage Loans only, to the Class I-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero.

Swap Agreement

The trustee will enter into a Swap Agreement (the "Swap Agreement") with the Swap Counterparty described in the prospectus supplement on the closing date.

A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement documented by a 1992 ISDA Master Agreement (Multicurrency-Cross Border), together with a Schedule and Confirmation between the trustee, on behalf of the Supplemental Interest Trust and the Swap Counterparty for the benefit of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates.

Under the Swap Agreement, on each Swap Payment Date (as defined below) beginning in November 2005 and until the Swap Payment Date in October 2009 (the "Swap Termination Date"), (1) the Trustee, on behalf of the Supplemental Interest Trust, will be obligated to pay to the Swap Counterparty an amount equal to the product of (a) 1/12, (b) [4.75]% per annum and (c) [the lesser of the aggregate loan balance of the Mortgage Loans immediately preceding such Distribution Date and] the applicable Swap Notional Amount (the "Trust Swap Payment") and (2) the Swap Counterparty will be obligated to pay to the Trustee, on behalf of the Supplemental Interest Trust, an amount equal to the product of (a) one-month LIBOR, (b) a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360, and (c) [the lesser of (i) the aggregate certificate principal balance of the Offered Certificates and the Class B-1, Class B-2 and Class B-3 Certificates immediately preceding such Distribution Date and (ii) the applicable Swap Notional Amount (the "Counterparty Payment") but not less than the minimum notational balance]. The Swap Notional Amount for each Distribution Date is set forth in the schedule on page 27 hereto.

A "Swap Payment Date" means the 25th day of each month beginning in November 2005 through and including October 2009, or, if such day is not a day on which commercial banks and foreign exchange markets in New York settle payments and are open for general business, the next day on which commercial banks and foreign exchange markets in New York settle payments and are open for general business.

With respect to each Distribution Date and the Swap Agreement, one-month LIBOR will be determined in accordance with the definition of "USD-LIBOR-BBA" set forth in the Annex to the 2000 ISDA Definitions.

Payments under the Swap Agreement will be made on a net basis. The excess, if any, of a Trust Swap Payment over a Counterparty Payment in connection with any Swap Payment Date is referred to herein as a "Net Trust Swap Payment."
The excess, if any, of a Counterparty Payment over a Trust Swap Payment in connection with any Distribution Date is referred to herein as a "Net Swap Counterparty Payment."

The Swap Agreement and any payments made by the Swap Counterparty thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC.

Payments received by the Supplemental Interest Trust pursuant to the Swap Agreement will be available for distributions of current and carryforward interest, applied losses, principal remittance amounts to the extent of losses on the Mortgage Loans, reimbursement for realized losses and deferred amounts, as well as basis risk shortfalls.

Cross-collateralization

In certain limited circumstances, principal and interest collected from either the Group I or Group II Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin and (y) the applicable Maximum Interest Rate.

Carryforward Interest—With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the related Senior Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the related Mortgage Loan Group as stated in the related mortgage notes minus the weighted average expense fee rate of the related Mortgage Loan Group. For any Distribution Date and the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Senior Certificates and any Distribution Date, a per annum rate equal to the product of (I)(a) a fraction, expressed as a percentage, the numerator of which is the related Optimal Interest Remittance Amount for such Distribution Date and the denominator of which is the aggregate loan balance of the related Mortgage Loan Group for the immediately preceding Distribution Date, minus (b) the sum of (1) the Net Trust Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date (the "Net Swap Payment Rate"), and (2) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such Distribution Date, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date (the "Swap Termination Payment") and (II) 12. The Net Funds Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates and any Distribution Date, a per annum rate equal to the product of (I)(a) a fraction, expressed as a percentage, the numerator of which is the related Optimal Interest Remittance Amount for such Distribution Date and the denominator of which is the aggregate loan balance of the Group I and Group II Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans less the certificate principal balance of the related Senior Certificates, minus (b) the Net Swap Payment Rate and (2) any Swap Termination Payment, divided by the outstanding stated principal balance of the Mortgage Loans for the immediately preceding Distribution Date and (II) 12. The Net Funds Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Interest Remittance Amount

For any Distribution Date and the related Mortgage Loan Group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related Mortgage Loan Group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans in the related Mortgage Loan Group during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer, the Master Servicer, the Securities Administrator, the Custodian, the Credit Risk Manager and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related Mortgage Loan Group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

"Optimal Interest Remittance Amount" with respect to any Distribution Date and (A) the Senior Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans in the related Mortgage Loan Group as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the related Mortgage Loan Group for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the related Mortgage Loan Group or were not taken into account in computing the expense fee rate, and (B) the Subordinate Certificates and the Class B-1, Class B-2 and Class B-3 Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Mortgage Loans for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Offered Certificates are described on page 3 of this document.

With respect to the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates, one-month LIBOR shall be determined by the Securities Administrator on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about October [25], 2005.

The amount of interest payable on each Distribution Date in respect of each class of Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Offered Certificates, Class B-1, Class B-2 or Class B-3 Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

- From Available Funds, to pay the Net Swap Payment or the Swap Termination Payment (if any) owed to the Swap Counterparty.

- On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

    (1) from the Interest Remittance Amount for the Group I and Group II Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for such Distribution Date, provided that:

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class I-A-1 Certificates and Class I-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) to the Group II Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(7) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (6) above to the Class M-6 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(8) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (7) above to the Class M-7 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(9) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (8) above to the Class M-8 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(10) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest

Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (9) above to the Class M-9 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(11) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (10) above to the Class B-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(12) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (11) above to the Class B-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(13) first, from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (12) above to the Class B-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(14) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (13) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

- Any Net Swap Counterparty Payment deposited to the Supplemental Interest Trust by the Swap Counterparty will be distributed on the related Distribution Date as follows:

(1) To the Senior Certificates prò rata based on amounts due, Current Interest and any Carryforward Interest for each such class and Distribution Date, after giving effect to distributions of such amounts as described under "Distributions of Interest."

(2) To the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates, in that order, Current Interest and any Carryforward Interest for each such class and Distribution Date, after giving effect to distributions of such amounts as described under "Distributions of Interest."

(3) To the Class I-A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates, in that order, any applicable deferred amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of deferred amounts as described hereunder under "Credit Enhancement – Overcollateralization" on such Distribution Date;

(4) As part of the Principal Remittance Amount, up to the amount of realized losses on the Mortgage Loans incurred during the related Due Period;

(5) To the Offered Certificates, Class B-1, Class B-2 and Class B-3 Certificates, any applicable Basis Risk Shortfalls, prior to giving effect to any withdrawals from the Basis Risk Shortfall Reserve Fund from amounts available to be paid in respect of Basis Risk Shortfalls as described herein under "Credit Enhancement – Overcollateralization" on such Distribution Date; and

(6) To the Class X Certificates, any remaining amounts.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period; and (v) any payments made pursuant to the Swap Agreement with respect to realized losses.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate certificate principal balance of the certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount (without regards to any payments made pursuant to the Swap Agreement with respect to realized losses), in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount (without regards to any payments made pursuant to the Swap Agreement with respect to realized losses), in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [54.00%]and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [62.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [69.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 Certificates and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [74.10]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [78.20]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [81.80]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-6 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [85.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-7 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-7 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [88.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-8 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-8 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [90.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-9 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-9 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Subordinate Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [95.30]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Subordinate Certificates and Class B-1 Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class B-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior

Certificates, the Subordinate Certificates, and the Class B-1 Certificates and Class B-2 Certificates after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.90]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

From the Principal Payment Amount, to pay any Net Swap Payment or Swap Termination Payment owed to the Swap Counterparty, to the extent not paid from the Interest Remittance Amount on such Distribution Date.

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, concurrently, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis, based on their respective certificate principal balances until their certificate principal balances have been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in that order, until their certificate principal balances have been reduced to zero;

B) i. from the Principal Payment Amount derived from the Group I Mortgage Loans remaining after the certificate principal balances of the Group I Certificates have been reduced to zero, sequentially to the Group II Certificates, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans remaining after the certificate principal balances of the Group II Certificates have been reduced to zero, on a pro rata basis to the Group I Certificates based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

H) to the Class M-6 Certificates, until its certificate principal balance has been reduced to zero;

I) to the Class M-7 Certificates, until its certificate principal balance has been reduced to zero;

J) to the Class M-8 Certificates, until its certificate principal balance has been reduced to zero;

K) to the Class M-9 Certificates, until its certificate principal balance has been reduced to zero;

L) to the Class B-1 Certificates, until its certificate principal balance has been reduced to zero;

M) to the Class B-2 Certificates, until its certificate principal balance has been reduced to zero;

N) to the Class B-3 Certificates, until its certificate principal balance has been reduced to zero; and

O) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (N) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, concurrently, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

ii. from the Group II Allocation Amount, sequentially, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, in that order, until their certificate principal balances have been reduced to zero;

B) i. from the Group I Allocation Amount remaining after the certificate principal balances of the Group I Certificates have been reduced to zero, sequentially to the Group II Certificates, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balances of the Group II Certificates have been reduced to zero, concurrently, to the Group I Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

H) to the Class M-6 Certificates, the Class M-6 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

I) to the Class M-7 Certificates, the Class M-7 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

J) to the Class M-8 Certificates, the Class M-8 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

K) to the Class M-9 Certificates, the Class M-9 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

L) to the Class B-1 Certificates, the Class B-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

M) to the Class B-2 Certificates, the Class B-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

N) to the Class B-3 Certificates, the Class B-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

O) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (N) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization Amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their respective certificate principal balances have been reduced to zero; and then (y) to the Group II Certificates, sequentially, until their respective certificate principal balances have been reduced to zero; and

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, to the Class II-A-1, Class II-A-2 and Class II-A-3 Certificates, sequentially, until their respective certificate principal balances have been reduced to zero; and then (y) to the Group I Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (i) above, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

vi. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

vii. to the Class M-6 Certificates, until its certificate principal balance has been reduced to zero;

viii. to the Class M-7 Certificates, until its certificate principal balance has been reduced to zero;

ix. to the Class M-8 Certificates, until its certificate principal balance has been reduced to zero;

x. to the Class M-9 Certificates, until its certificate principal balance has been reduced to zero;

xi. to the Class B-1 Certificates, until its certificate principal balance has been reduced to zero;

xii. to the Class B-2 Certificates, until its certificate principal balance has been reduced to zero;

xiii. to the Class B-3 Certificates, until its certificate principal balance has been reduced to zero.

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) to the Class I-A-2 Certificates, any deferred amount for such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Class M-6 Certificates, any deferred amount for such class;

(9) to the Class M-7 Certificates, any deferred amount for such class;

(10) to the Class M-8 Certificates, any deferred amount for such class;

(11) to the Class M-9 Certificates, any deferred amount for such class;

(12) to the Class B-1 Certificates, any deferred amount for such class;

(13) to the Class B-2 Certificates, any deferred amount for such class;

(14) to the Class B-3 Certificates, any deferred amount for such class;

(15) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Senior Certificates, concurrently, any Basis Risk Shortfall for each such class, based on the entitlement of each such class;

(16) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(17) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(18) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(19) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(20) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(21) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-6 Certificates, any Basis Risk Shortfall for such class;

(22) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-7 Certificates, any Basis Risk Shortfall for such class;

(23) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-8 Certificates, any Basis Risk Shortfall for such class;

(24) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-9 Certificates, any Basis Risk Shortfall for such class;

(25) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-1 Certificates, any Basis Risk Shortfall for such class;

(26) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-2 Certificates, any Basis Risk Shortfall for such class;

(27) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class B-3 Certificates, any Basis Risk Shortfall for such class;

(28) to the Supplemental Interest Trust, any Swap Termination Payment owed to the Swap Counterparty in the event of a Swap Counterparty trigger event and the Swap Counterparty is the sole defaulting party or sole affected party;

(29) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(30) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (30).

Any distribution of monthly excess cashflow pursuant to clauses (2) through (27) above will be made after giving effect to payments received pursuant to the Swap Agreement.

Weighted Average Life to Call

Class		60 PPC	80 PPC	100 PPC	120 PPC	140 PPC
I-A-1	WAL	3.36	2.48	1.83	1.33	1.14
	Mod Durn	2.96	2.26	1.71	1.27	1.10
	Principal Window	Nov05 - Dec15	Nov05 - Apr13	Nov05 - Aug11	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	122	90	70	35	28
I-A-2	WAL	3.36	2.48	1.83	1.33	1.14
	Mod Durn	2.96	2.26	1.71	1.27	1.10
	Principal Window	Nov05 - Dec15	Nov05 - Apr13	Nov05 - Aug11	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	122	90	70	35	28
II-A-1	WAL	1.52	1.19	1.00	0.86	0.74
	Mod Durn	1.46	1.15	0.97	0.83	0.72
	Principal Window	Nov05 - Nov08	Nov05 - Jan08	Nov05 - Aug07	Nov05 - Jun07	Nov05 - Apr07
	Principal # Months	37	27	22	20	18
II-A-2	WAL	6.28	4.46	3.00	2.07	1.79
	Mod Durn	5.39	3.98	2.77	1.97	1.72
	Principal Window	Nov08 - Dec15	Jan08 - Apr13	Aug07 - Aug11	Jun07 - Jul08	Apr07 - Jan08
	Principal # Months	86	64	49	14	10
II-A-3	WAL	10.16	7.49	5.83	2.84	2.27
	Mod Durn	8.14	6.35	5.11	2.66	2.15
	Principal Window	Dec15 - Dec15	Apr13 - Apr13	Aug11 - Aug11	Jul08 - Sep08	Jan08 - Feb08
	Principal # Months	1	1	1	3	2
M-1	WAL	6.64	5.14	4.96	4.24	2.52
	Mod Durn	5.61	4.52	4.41	3.83	2.36
	Principal Window	Dec08 - Dec15	May09 - Apr13	Feb10 - Aug11	Sep08 - Jun10	Feb08 - Jun08
	Principal # Months	85	48	19	22	5
M-2	WAL	6.64	5.07	4.58	4.66	2.87
	Mod Durn	5.61	4.46	4.10	4.17	2.67
	Principal Window	Dec08 - Dec15	Mar09 - Apr13	Sep09 - Aug11	Jun10 - Jun10	Jun08 - Jul09
	Principal # Months	85	50	24	1	14
M-3	WAL	6.64	5.04	4.40	4.48	3.74
	Mod Durn	5.60	4.43	3.95	4.03	3.42
	Principal Window	Dec08 - Dec15	Feb09 - Apr13	Jun09 - Aug11	Jan10 - Jun10	Jul09 - Jul09
	Principal # Months	85	51	27	6	1
M-4	WAL	6.64	5.02	4.31	4.20	3.74
	Mod Durn	5.58	4.40	3.87	3.79	3.41
	Principal Window	Dec08 - Dec15	Jan09 - Apr13	May09 - Aug11	Sep09 - Jun10	Jul09 - Jul09
	Principal # Months	85	52	28	10	1
M-5	WAL	6.64	5.00	4.25	4.02	3.74
	Mod Durn	5.57	4.38	3.81	3.64	3.41
	Principal Window	Dec08 - Dec15	Jan09 - Apr13	Mar09 - Aug11	Jul09 - Jun10	Jul09 - Jul09
	Principal # Months	85	52	30	12	1
M-6	WAL	6.64	4.99	4.20	3.88	3.74
	Mod Durn	5.56	4.36	3.76	3.52	3.40
	Principal Window	Dec08 - Dec15	Dec08 - Apr13	Feb09 - Aug11	Apr09 - Jun10	Jul09 - Jul09
	Principal # Months	85	53	31	15	1
M-7	WAL	6.64	4.98	4.16	3.78	3.72
	Mod Durn	5.45	4.29	3.68	3.39	3.35
	Principal Window	Dec08 - Dec15	Dec08 - Apr13	Jan09 - Aug11	Mar09 - Jun10	Jun09 - Jul09
	Principal # Months	85	53	32	16	2
M-8	WAL	6.64	4.98	4.13	3.72	3.59
	Mod Durn	5.42	4.27	3.65	3.33	3.23
	Principal Window	Dec08 - Dec15	Nov08 - Apr13	Jan09 - Aug11	Feb09 - Jun10	Apr09 - Jul09
	Principal # Months	85	54	32	17	4
M-9	WAL	6.64	4.96	4.10	3.66	3.47
	Mod Durn	5.33	4.20	3.58	3.25	3.10
	Principal Window	Dec08 - Dec15	Nov08 - Apr13	Dec08 - Aug11	Jan09 - Jun10	Feb09 - Jul09
	Principal # Months	85	54	33	18	6

Weighted Average Life to Maturity		60 PPC	80 PPC	100 PPC	120 PPC	140 PPC
I-A-1	WAL	3.66	2.72	2.03	1.33	1.14
	Mod Durn	3.13	2.41	1.85	1.27	1.10
	Principal Window	Nov05 - Sep27	Nov05 - Sep22	Nov05 - May19	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	263	203	163	35	28
I-A-2	WAL	3.66	2.72	2.03	1.33	1.14
	Mod Durn	3.13	2.41	1.85	1.27	1.10
	Principal Window	Nov05 - Sep27	Nov05 - Sep22	Nov05 - May19	Nov05 - Sep08	Nov05 - Feb08
	Principal # Months	263	203	163	35	28
II-A-1	WAL	1.52	1.19	1.00	0.86	0.74
	Mod Durn	1.46	1.15	0.97	0.83	0.72
	Principal Window	Nov05 - Nov08	Nov05 - Jan08	Nov05 - Aug07	Nov05 - Jun07	Nov05 - Apr07
	Principal # Months	37	27	22	20	18
II-A-2	WAL	6.56	4.66	3.14	2.07	1.79
	Mod Durn	5.56	4.11	2.87	1.97	1.72
	Principal Window	Nov08 - Sep20	Jan08 - Dec16	Aug07 - Apr14	Jun07 - Jul08	Apr07 - Jan08
	Principal # Months	143	108	81	14	10
II-A-3	WAL	17.68	13.26	10.17	2.84	2.27
	Mod Durn	12.15	9.94	8.11	2.66	2.15
	Principal Window	Sep20 - Jan27	Dec16 - Oct21	Apr14 - Mar18	Jul08 - Sep08	Jan08 - Feb08
	Principal # Months	77	59	48	3	2
M-1	WAL	7.37	5.70	5.40	6.64	2.52
	Mod Durn	6.01	4.88	4.73	5.60	2.36
	Principal Window	Dec08 - Nov24	May09 - May20	Feb10 - Apr17	Sep08 - Oct16	Feb08 - Jun08
	Principal # Months	192	133	87	98	5
M-2	WAL	7.35	5.62	5.01	5.52	2.98
	Mod Durn	6.00	4.81	4.41	4.84	2.76
	Principal Window	Dec08 - Feb24	Mar09 - Oct19	Sep09 - Oct16	Jun10 - Aug14	Jun08 - Nov14
	Principal # Months	183	128	86	51	78
M-3	WAL	7.32	5.57	4.82	4.82	6.93
	Mod Durn	5.98	4.77	4.25	4.28	5.88
	Principal Window	Dec08 - Apr23	Feb09 - Feb19	Jun09 - Mar16	Jan10 - Mar14	Jul11 - Jul14
	Principal # Months	173	121	82	51	37
M-4	WAL	7.30	5.53	4.71	4.52	5.25
	Mod Durn	5.95	4.73	4.15	4.03	4.62
	Principal Window	Dec08 - Aug22	Jan09 - Aug18	May09 - Oct15	Sep09 - Nov13	Jul10 - May12
	Principal # Months	165	116	78	51	23
M-5	WAL	7.26	5.48	4.62	4.32	4.60
	Mod Durn	5.92	4.69	4.08	3.87	4.10
	Principal Window	Dec08 - Dec21	Jan09 - Jan18	Mar09 - May15	Jul09 - Jun13	Jan10 - Jan12
	Principal # Months	157	109	75	48	25
M-6	WAL	7.22	5.44	4.54	4.16	4.22
	Mod Durn	5.89	4.66	4.01	3.73	3.79
	Principal Window	Dec08 - Mar21	Dec08 - Jun17	Feb09 - Nov14	Apr09 - Feb13	Aug09 - Oct11
	Principal # Months	148	103	70	47	27
M-7	WAL	7.17	5.38	4.47	4.03	3.95
	Mod Durn	5.73	4.54	3.90	3.58	3.53
	Principal Window	Dec08 - May20	Dec08 - Oct16	Jan09 - May14	Mar09 - Aug12	Jun09 - May11
	Principal # Months	138	95	65	42	24
M-8	WAL	7.08	5.31	4.39	3.92	3.76
	Mod Durn	5.66	4.48	3.82	3.48	3.37
	Principal Window	Dec08 - Jul19	Nov08 - Jan16	Jan09 - Oct13	Feb09 - Mar12	Apr09 - Dec10
	Principal # Months	128	87	58	38	21
M-9	WAL	6.94	5.19	4.27	3.80	3.59
	Mod Durn	5.49	4.34	3.70	3.35	3.20
	Principal Window	Dec08 - Jun18	Nov08 - Mar15	Dec08 - Feb13	Jan09 - Aug11	Feb09 - Jul10
	Principal # Months	115	77	51	32	18

Excess Spread Table

Period	Forward 1mo LIBOR (%)	Forward 6mo LIBOR (%)	Excess Spread to Forward LIBOR (%)	Excess Spread to Static LIBOR (%)	Period	Forward 1mo LIBOR (%)	Forward 6mo LIBOR (%)	Excess Spread to Forward LIBOR (%)	Excess Spread to Static LIBOR (%)
1	3.980	4.350	2.03	2.03	36	4.768	4.830	3.80	3.94
2	4.126	4.454	1.54	1.54	37	4.775	4.837	3.66	3.83
3	4.320	4.542	1.53	1.53	38	4.781	4.841	3.77	3.90
4	4.435	4.596	1.53	1.54	39	4.786	4.847	3.71	3.85
5	4.486	4.643	1.58	1.60	40	4.791	4.854	3.72	3.87
6	4.542	4.675	1.52	1.55	41	4.794	4.860	4.09	4.20
7	4.595	4.698	1.54	1.58	42	4.802	4.868	3.73	3.90
8	4.624	4.716	1.51	1.57	43	4.807	4.876	3.84	4.01
9	4.646	4.727	1.53	1.60	44	4.814	4.884	3.72	3.91
10	4.674	4.736	1.49	1.58	45	4.822	4.893	3.87	4.02
11	4.684	4.741	1.48	1.59	46	4.830	4.904	3.74	3.93
12	4.687	4.741	1.52	1.63	47	4.838	4.913	3.73	3.93
13	4.696	4.740	1.47	1.60	48	4.847	4.921	3.85	4.05
14	4.696	4.736	1.51	1.64	49	4.857	4.931	3.64	4.14
15	4.697	4.733	1.46	1.61	50	4.868	4.939	3.81	4.29
16	4.698	4.729	1.45	1.61	51	4.878	4.947	3.66	4.14
17	4.691	4.726	1.60	1.76	52	4.887	4.953	3.66	4.15
18	4.681	4.726	1.44	1.62	53	4.893	4.958	4.19	4.59
19	4.674	4.727	1.49	1.68	54	4.901	4.963	3.65	4.15
20	4.675	4.732	1.52	1.73	55	4.906	4.965	3.83	4.31
21	4.679	4.736	3.50	3.74	56	4.911	4.968	3.67	4.18
22	4.682	4.742	3.40	3.67	57	4.914	4.970	3.86	4.33
23	4.686	4.750	3.37	3.67	58	4.916	4.972	3.69	4.19
24	4.690	4.755	3.43	3.74	59	4.918	4.975	3.69	4.19
25	4.696	4.762	3.30	3.65	60	4.917	4.977	3.88	4.34
26	4.703	4.768	3.44	3.79	61	4.919	4.980	3.70	4.21
27	4.714	4.773	3.65	3.74	62	4.924	4.984	3.88	4.36
28	4.723	4.778	3.63	3.74	63	4.928	4.987	3.71	4.21
29	4.726	4.783	3.82	3.91	64	4.931	4.990	3.71	4.22
30	4.727	4.789	3.61	3.73	65	4.934	4.992	4.24	4.65
31	4.730	4.796	3.70	3.82	66	4.938	4.996	3.71	4.22
32	4.737	4.803	3.74	3.87	67	4.940	4.997	3.89	4.37
33	4.743	4.810	3.85	3.96	68	4.943	4.999	3.72	4.23
34	4.750	4.819	3.72	3.85	69	4.944	4.999	3.90	4.38
35	4.758	4.825	3.70	3.84	70	4.946	5.000	3.73	4.24

Swap Agreement Schedule

Period	Maximun Notational Amount* ($)	Minimum Notational Amount ** ($)
1	1,172,810,000	1,055,529,000
2	1,142,976,000	1,028,679,000
3	1,110,380,000	999,342,000
4	1,075,176,000	967,659,000
5	1,037,533,000	933,780,000
6	997,644,000	897,880,000
7	955,719,000	860,147,000
8	912,032,000	820,829,000
9	868,319,000	781,487,000
10	826,673,000	744,006,000
11	786,962,000	708,266,000
12	749,144,000	674,229,000
13	713,127,000	641,814,000
14	678,824,000	610,942,000
15	646,154,000	581,539,000
16	615,056,000	553,551,000
17	585,395,000	526,856,000
18	557,147,000	501,433,000
19	529,801,000	476,821,000
20	490,763,000	441,687,000
21	432,577,000	389,319,000
22	381,892,000	343,703,000
23	337,697,000	303,927,000
24	299,312,000	269,381,000
25	271,225,000	244,103,000
26	255,832,000	230,249,000
27	241,326,000	217,193,000
28	227,630,000	204,867,000
29	214,696,000	193,226,000
30	202,481,000	182,233,000
31	190,945,000	171,850,000
32	180,048,000	162,043,000
33	169,755,000	152,780,000
34	160,032,000	144,028,000
35	150,844,000	135,760,000
36	142,163,000	127,947,000
37	133,960,000	120,564,000
38	132,725,000	119,453,000
39	125,397,000	112,858,000
40	118,470,000	106,623,000
41	111,922,000	100,730,000
42	105,730,000	95,157,000
43	99,876,000	89,889,000
44	94,340,000	84,906,000
45	89,105,000	80,194,000
46	84,153,000	75,737,000
47	79,469,000	71,522,000
48	75,037,000	67,534,000

* Run at 150 PPC

** 90% of Maximum Notational Amount

Pay Fix 1/12 of 4.75% monthly to the Swap Provider.

The Trust will receive One-month LIBOR monthly (Actual/360).

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family, fixed and adjustable-rate, residential mortgage loans secured by first and second liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $[1,185,263,470] (the **"Cut-off Date Principal Balance"**). The mortgage pool consists of two groups of Mortgage Loans: Group I is comprised of Mortgage Loans with a "conforming mortgage loan balance" and Group II is comprised of Mortgage Loans with either a conforming or a non-conforming mortgage loan balance.

The collateral information contained herein reflects the anticipated October 1, 2005 scheduled balances and is indicative only. For further collateral information, see collateral stratification tables herein.

Summary of the Mortgage Loans Groups I & II			
Number of Mortgage Loans:	5,751	Index Type:	
Aggregate Principal Balance:	$1,185,263,470	*6 month Libor:*	82.64%
Conforming Principal Balance:	$853,495,389	Fixed:	17.36%
Conforming Principal Balance %:	72.01%	First Liens:	96.40%
Average Principal Balance:	$206,097	Fixed Non-Balloon Loans:	15.70%
Range:	$5,683 - $1,300,000	Property Type:	
W.A. Coupon:	7.350%	*Single Family Residence:*	73.21%
Range:	3.990% - 13.000%	PUD:	12.30%
W.A. Stated Remaining Term:	351 months	2-4 Family:	7.54%
Range:	114 months - 358 months	Occupancy Status:	
W.A. Seasoning:	5 months	Owner-Occupied:	94.14%
Latest Maturity Date:	August 1, 2035	*Investment:*	4.74%
State Concentration (>5%):		Second Home:	1.12%
California:	48.57%	Documentation:	
Florida:	8.34%	Full/Alt:	53.28%
New York:	5.27%	Reduced/Limited:	23.09%
		Stated/Stated:	22.23%
Interest Only Loans:	29.06%	No Ratio:	0.84%
W.A. Original LTV:	79.70%	No Documentation:	0.56%
Range:	11.21% - 100.00%	Weighted Avg. Prepayment Penalty Term:(2)	25 months
W.A. Effective LTV:	74.92%	Loans with Prepayment Penalties:	82.60%
Range:	11.21% - 100.00%	ARM Loans:	
Purpose:		Weighted Average Margin:	5.813%
Refinance - Cashout:	66.33%	Weighted Average Max. Rate:	13.472%
Purchase:	30.38%	Weighted Average Min. Rate:	6.875%
Refinance - Rate/Term:	3.30%	Weighted Average Life Cap:	6.207%
W.A. FICO Score: (1)	615	Weighted Average First Periodic Cap:	2.712%
		Weighted Average Periodic Cap	1.114%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATION FOR GROUPS I AND II

Product Type of the Mortgage Loans			
Product Type	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
Balloon 15/30	293	$ 18,877,109	1.59%
Balloon 30/40	1	223,256	0.02
Balloon 20/30	7	563,604	0.05
Fixed 10yr	3	140,185	0.01
Fixed 15yr	57	4,889,308	0.41
Fixed 20yr	53	4,665,315	0.39
Fixed 25yr	3	217,044	0.02
Fixed 30yr	1,063	164,941,633	13.92
Fixed 30yr - IO	43	11,280,946	0.95
ARM 6 months Adj.	15	4,344,385	0.37
ARM 6 months Adj. - IO	1	87,499	0.01
ARM 2yr/6mo	2,936	606,289,069	51.15
ARM 2yr/6mo - IO	968	292,954,716	24.72
ARM 2yr/6mo - 40yr Amterm	4	949,048	0.08
ARM 3yr/6mo	163	34,140,044	2.88
ARM 3yr/6mo - IO	121	34,085,246	2.88
ARM 5yr/6mo	3	385,618	0.03
ARM 5yr/6mo - IO	16	6,069,807	0.51
ARM 5yr/6mo - 40yr Amterm	1	159,638	0.01
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Lien of the Mortgage Loans			
Lien	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
1st Lien	5,129	$ 1,142,578,454	96.40%
2nd Lien	622	42,685,016	3.60
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	267	$ 9,282,095	0.78%
50,000.01 - 100,000.00	1,083	82,775,121	6.96
100,000.01 - 150,000.00	1,129	141,822,535	11.93
150,000.01 - 200,000.00	897	156,866,222	13.20
200,000.01 - 250,000.00	641	144,564,616	12.16
250,000.01 - 300,000.00	523	143,464,229	12.07
300,000.01 - 350,000.00	401	129,871,244	10.93
350,000.01 - 400,000.00	287	107,675,571	9.06
400,000.01 - 450,000.00	184	78,196,190	6.58
450,000.01 - 500,000.00	125	59,434,693	5.00
500,000.01 - 550,000.00	67	35,117,155	2.95
550,000.01 - 600,000.00	56	32,123,975	2.70
600,000.01 - 650,000.00	30	18,719,066	1.57
650,000.01 - 700,000.00	14	9,462,551	0.80
700,000.01 - 750,000.00	18	13,097,900	1.10
750,000.01 - 800,000.00	11	8,463,892	0.71
800,000.01 - 850,000.00	4	3,301,000	0.28
850,000.01 - 900,000.00	2	1,760,000	0.15
900,000.01 - 950,000.00	4	3,720,500	0.31
950,000.01 - 1,000,000.00	2	1,980,000	0.17
1,000,000.01 - 1,050,000.00	2	2,069,999	0.17
1,050,000.01 - 1,100,000.00	1	1,100,000	0.09
1,150,000.01 - 1,200,000.00	2	2,400,000	0.20
1,250,000.01 - 1,300,000.00	1	1,300,000	0.11
Total:	**5,751**	**$ 1,188,568,553**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	275	$	9,615,748	0.81%
50,000.01 - 100,000.00	1,078		82,296,831	6.94
100,000.01 - 150,000.00	1,131		141,760,349	11.96
150,000.01 - 200,000.00	895		156,223,776	13.18
200,000.01 - 250,000.00	645		145,298,975	12.26
250,000.01 - 300,000.00	517		141,623,639	11.95
300,000.01 - 350,000.00	402		129,987,018	10.97
350,000.01 - 400,000.00	286		107,131,782	9.04
400,000.01 - 450,000.00	185		78,538,800	6.63
450,000.01 - 500,000.00	124		58,942,662	4.97
500,000.01 - 550,000.00	70		36,742,171	3.10
550,000.01 - 600,000.00	52		29,852,728	2.52
600,000.01 - 650,000.00	30		18,681,640	1.58
650,000.01 - 700,000.00	15		10,146,814	0.86
700,000.01 - 750,000.00	17		12,379,349	1.04
750,000.01 - 800,000.00	12		9,249,065	0.78
800,000.01 - 850,000.00	3		2,495,346	0.21
850,000.01 - 900,000.00	3		2,653,010	0.22
900,000.01 - 950,000.00	3		2,810,612	0.24
950,000.01 - 1,000,000.00	2		1,978,512	0.17
1,000,000.01 - 1,050,000.00	2		2,061,586	0.17
1,050,000.01 - 1,100,000.00	1		1,100,000	0.09
1,150,000.01 - 1,200,000.00	2		2,393,058	0.20
1,250,000.01 - 1,300,000.00	1		1,300,000	0.11
Total:	**5,751**	**$**	**1,185,263,470**	**100.00%**

Original Terms of the Mortgage Loans

Original Term (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	3	$	140,185	0.01%
180	353		23,979,240	2.02
240	60		5,228,919	0.44
300	3		217,044	0.02
360	5,332		1,155,698,083	97.51
Total:	**5,751**	**$**	**1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Remaining Terms of the Mortgage Loans

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60 - 119	3	$ 140,185	0.01%
120 - 179	353	23,979,240	2.02
180 - 239	60	5,228,919	0.44
240 - 299	3	217,044	0.02
300 - 359	5,332	1,155,698,083	97.51
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	229	$ 38,564,979	3.25%
50.01 - 55.00	110	21,854,054	1.84
55.01 - 60.00	145	28,926,756	2.44
60.01 - 65.00	236	50,381,811	4.25
65.01 - 70.00	345	76,590,482	6.46
70.01 - 75.00	412	97,020,495	8.19
75.01 - 80.00	1,872	408,547,164	34.47
80.01 - 85.00	587	140,350,148	11.84
85.01 - 90.00	821	188,278,956	15.88
90.01 - 95.00	418	85,709,902	7.23
95.01 - 100.00	576	49,038,723	4.14
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

*For Second Lien, CLTV was used

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Mortgage Rate of the Mortgage Loans			
Mortgage Rate (%)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
3.500 - 3.999	1	$ 264,067	0.02%
4.500 - 4.999	6	1,742,180	0.15
5.000 - 5.499	68	20,789,646	1.75
5.500 - 5.999	393	104,995,943	8.86
6.000 - 6.499	598	152,809,736	12.89
6.500 - 6.999	1,089	257,213,939	21.70
7.000 - 7.499	771	174,399,427	14.71
7.500 - 7.999	878	193,369,540	16.31
8.000 - 8.499	496	91,315,988	7.70
8.500 - 8.999	442	82,316,164	6.94
9.000 - 9.499	210	32,147,961	2.71
9.500 - 9.999	241	27,639,294	2.33
10.000 - 10.499	159	14,472,513	1.22
10.500 - 10.999	220	17,140,090	1.45
11.000 - 11.499	72	4,988,508	0.42
11.500 - 11.999	91	8,849,120	0.75
12.000 - 12.499	10	562,680	0.05
12.500 - 12.999	5	217,544	0.02
13.000 - 13.499	1	29,129	-
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	13	$ 1,494,134	0.13%
441 - 460	1	218,434	0.02
461 - 480	4	1,065,262	0.09
481 - 500	26	4,868,112	0.41
501 - 520	377	79,159,279	6.68
521 - 540	373	78,456,556	6.62
541 - 560	420	90,429,556	7.63
561 - 580	469	95,769,119	8.08
581 - 600	664	131,788,186	11.12
601 - 620	724	147,676,318	12.46
621 - 640	778	157,703,904	13.31
641 - 660	687	136,255,075	11.50
661 - 680	468	98,907,882	8.34
681 - 700	324	64,712,793	5.46
701 - 720	171	37,307,361	3.15
721 - 740	110	23,839,528	2.01
741 - 760	74	18,577,138	1.57
761 - 780	37	10,338,520	0.87
781 - 800	24	5,401,453	0.46
801 >=	7	1,294,860	0.11
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	3,312	$ 631,491,150	53.28%
Reduced/Limited	1,135	273,676,487	23.09
Stated	1,226	263,514,592	22.23
No Ratio	32	9,923,877	0.84
No Documentation	46	6,657,364	0.56
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	5,356	$ 1,115,779,431	94.14%
Investor	333	56,195,677	4.74
2nd Home	62	13,288,362	1.12
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	3,481	$ 786,148,885	66.33%
Purchase	2,058	360,032,147	30.38
Refiance - Rate/Term	212	39,082,438	3.30
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	4,292	$ 867,737,727	73.21%
PUD	680	145,829,448	12.30
2-4 Family	343	89,319,838	7.54
Condo	407	77,771,455	6.56
Manufactured Housing	25	4,033,409	0.34
Townhouse	4	571,593	0.05
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

Originator of the Mortgage Loans

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Option One	2,080	$ 397,590,930	33.54%
Quick Loan Funding	946	258,167,124	21.78
New Century	1,284	221,648,858	18.70
Mandalay (United Pacific)	563	132,182,359	11.15
Other	878	175,674,200	14.82
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,100	$ 575,700,434	48.57%
Florida	634	98,795,625	8.34
New York	248	62,427,724	5.27
Nevada	233	45,856,587	3.87
Massachusetts	175	42,947,301	3.62
New Jersey	140	32,334,495	2.73
Texas	236	28,840,636	2.43
Arizona	159	25,514,900	2.15
Virginia	114	22,981,432	1.94
Hawaii	66	21,829,014	1.84
Illinois	134	19,653,008	1.66
Michigan	148	19,531,573	1.65
Maryland	97	19,188,036	1.62
Pennsylvania	135	15,465,785	1.30
Connecticut	75	12,530,163	1.06
Colorado	68	11,594,304	0.98
Georgia	83	10,651,903	0.90
Ohio	90	10,608,612	0.90
Washington	69	10,547,421	0.89
Minnesota	49	8,052,268	0.68
North Carolina	77	7,726,865	0.65
Rhode Island	37	7,416,529	0.63
Oregon	46	7,336,505	0.62
Wisconsin	50	7,039,277	0.59
Missouri	51	6,029,227	0.51
New Hampshire	31	5,598,076	0.47
Maine	36	5,555,634	0.47
Tennessee	45	4,553,397	0.38
South Carolina	38	4,151,180	0.35
Utah	26	4,070,640	0.34
Louisiana	23	3,657,021	0.31
Indiana	39	3,554,724	0.30
District of Columbia	11	2,342,663	0.20
Oklahoma	25	2,257,655	0.19
Kentucky	20	2,197,483	0.19
Idaho	19	2,050,361	0.17
Kansas	18	2,043,377	0.17
Alabama	15	1,777,525	0.15
Nebraska	13	1,291,752	0.11
Iowa	15	1,242,745	0.10
Vermont	8	1,235,560	0.10
Delaware	8	1,181,036	0.10
Wyoming	10	1,173,905	0.10
Arkansas	9	1,048,505	0.09
Mississippi	8	891,892	0.08
Montana	5	856,251	0.07
West Virginia	4	592,664	0.05
New Mexico	5	553,561	0.05
North Dakota	3	321,135	0.03
South Dakota	2	254,640	0.02
Alaska	1	210,461	0.02
Total:	**5,751**	**$ 1,185,263,470**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Prepay Penalty	1,165	$	206,260,291	17.40%
6	2		1,063,496	0.09
12	285		76,842,681	6.48
24	3,366		730,678,751	61.65
36	928		169,093,161	14.27
60	5		1,325,090	0.11
Total:	**5,751**	**$**	**1,185,263,470**	**100.00%**

Margin of the Mortgage Loans - ARM Loans

Margin (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$	252,000	0.03%
2.500 - 2.999	1		135,655	0.01
3.000 - 3.499	20		6,034,651	0.62
3.500 - 3.999	65		17,230,102	1.76
4.000 - 4.499	199		45,375,011	4.63
4.500 - 4.999	358		84,997,476	8.68
5.000 - 5.499	636		150,884,992	15.40
5.500 - 5.999	1,365		302,665,668	30.90
6.000 - 6.499	542		127,634,039	13.03
6.500 - 6.999	771		193,247,106	19.73
7.000 - 7.499	123		22,831,919	2.33
7.500 - 7.999	75		15,140,971	1.55
8.000 - 8.499	41		5,936,899	0.61
8.500 - 8.999	21		4,629,876	0.47
9.000 - 9.499	8		1,918,693	0.20
9.500 - 9.999	1		224,466	0.02
10.000 - 10.499	1		325,546	0.03
Total:	**4,228**	**$**	**979,465,070**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Maximum Rate of the Mortgage Loans - ARM Loans

Maximum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
9.500 - 9.999	1	$ 264,067	0.03%
10.000 - 10.499	1	98,667	0.01
10.500 - 10.999	4	1,241,654	0.13
11.000 - 11.499	39	12,453,728	1.27
11.500 - 11.999	198	57,854,857	5.91
12.000 - 12.499	365	100,652,272	10.28
12.500 - 12.999	779	200,984,366	20.52
13.000 - 13.499	592	146,343,267	14.94
13.500 - 13.999	821	188,994,207	19.30
14.000 - 14.499	478	94,169,190	9.61
14.500 - 14.999	438	91,203,202	9.31
15.000 - 15.499	211	38,159,470	3.90
15.500 - 15.999	155	25,198,420	2.57
16.000 - 16.499	66	10,381,764	1.06
16.500 - 16.999	46	6,496,599	0.66
17.000 - 17.499	18	2,702,776	0.28
17.500 - 17.999	14	2,121,533	0.22
18.000 - 18.499	2	145,032	0.01
Total:	**4,228**	**$ 979,465,070**	**100.00%**

Minimum Rate of the Mortgage Loans - ARM Loans

Minimum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.501 - 1.000	1	$ 483,235	0.05%
1.501 - 2.000	1	252,000	0.03
2.501 - 3.000	1	135,655	0.01
3.001 - 3.500	3	1,169,250	0.12
3.501 - 4.000	2	519,817	0.05
4.001 - 4.500	5	1,624,489	0.17
4.501 - 5.000	127	31,434,457	3.21
5.001 - 5.500	119	35,288,529	3.60
5.501 - 6.000	875	203,498,099	20.78
6.001 - 6.500	486	126,846,515	12.95
6.501 - 7.000	839	206,710,560	21.10
7.001 - 7.500	493	118,502,400	12.10
7.501 - 8.000	498	110,840,359	11.32
8.001 - 8.500	306	57,797,524	5.90
8.501 - 9.000	236	46,454,166	4.74
9.001 - 9.500	113	18,643,067	1.90
9.501 - 10.000	70	11,328,401	1.16
10.001 - 10.500	26	4,087,800	0.42
10.501 - 11.000	14	2,121,374	0.22
11.001 - 11.500	3	302,564	0.03
11.501 - 12.000	9	1,356,486	0.14
12.001 - 12.500	1	68,321	0.01
Total:	**4,228**	**$ 979,465,070**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Life Cap of the Mortgage Loans - ARM Loans

Life Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	4	$ 1,012,053	0.10%
3.500 - 3.999	3	818,647	0.08
4.000 - 4.499	4	1,225,443	0.13
4.500 - 4.999	4	894,836	0.09
5.000 - 5.499	22	5,764,032	0.59
5.500 - 5.999	3	601,750	0.06
6.000 - 6.499	3,088	753,144,763	76.89
6.500 - 6.999	11	2,976,126	0.30
7.000 - 7.499	1,088	212,960,063	21.74
9.000 - 9.499	1	67,356	0.01
Total:	**4,228**	**$ 979,465,070**	**100.00%**

First Periodic Cap of the Mortgage Loans - ARM Loans

First Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	26	$ 7,468,346	0.76%
1.500 - 1.999	951	181,150,925	18.49
2.000 - 2.499	2	321,525	0.03
3.000 - 3.499	3,242	788,211,122	80.47
5.000 - 5.499	7	2,313,152	0.24
Total:	**4,228**	**$ 979,465,070**	**100.00%**

Periodic Cap of the Mortgage Loans - ARM Loans

Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	3,095	$ 757,307,609	77.32%
1.500 - 1.999	1,129	220,841,001	22.55
2.000 - 2.499	4	1,316,460	0.13
Total:	**4,228**	**$ 979,465,070**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUPS I AND II (continued)

Next Rate Adjustment Date of the Mortgage Loans - ARM Loans

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2005	7	$ 2,694,079	0.28%
December, 2005	6	946,269	0.10
January, 2006	1	87,499	0.01
April, 2006	2	704,037	0.07
September, 2006	1	289,721	0.03
January, 2007	4	813,667	0.08
February, 2007	26	6,485,871	0.66
March, 2007	39	9,370,767	0.96
April, 2007	508	119,398,376	12.19
May, 2007	1,508	321,154,953	32.79
June, 2007	1,319	294,750,222	30.09
July, 2007	367	109,128,775	11.14
August, 2007	137	39,323,620	4.01
December, 2007	1	163,800	0.02
February, 2008	2	453,462	0.05
March, 2008	16	3,045,505	0.31
April, 2008	61	12,393,882	1.27
May, 2008	121	31,491,749	3.22
June, 2008	68	16,760,124	1.71
July, 2008	10	2,475,370	0.25
August, 2008	4	918,258	0.09
April, 2010	7	2,362,091	0.24
May, 2010	7	2,300,500	0.23
June, 2010	2	969,638	0.10
July, 2010	2	363,334	0.04
August, 2010	2	619,500	0.06
Total:	**4,228**	**$ 979,465,070**	**100.00%**

Summary of the Mortgage Loans
Group I

Number of Mortgage Loans:	3,128	Index Type:	
Aggregate Principal Balance:	$514,168,833	*6 month Libor:*	78.03%
Conforming Principal Balance:	$514,168,833	Fixed:	21.97%
Conforming Principal Balance %:	100.00%	First Liens:	98.00%
Average Principal Balance:	$164,376	Fixed Non-Balloon Loans:	21.02%
Range:	$11,572 - $635,857	Property Type:	
W.A. Coupon:	7.498%	Single Family Residence:	76.63%
Range:	3.990% - 12.750%	PUD:	10.26%
W.A. Stated Remaining Term:	352 months	2-4 Family:	7.42%
Range:	116 months - 358 months	Occupancy Status:	
W.A. Seasoning:	4 months	Owner-Occupied:	95.23%
Latest Maturity Date:	August 1, 2035	Investment:	4.17%
State Concentration (>5%):		Second Home:	0.60%
California:	36.95%	Documentation:	
Florida:	10.19%	Full/Alt:	64.10%
New York:	4.97%	Stated/Stated:	21.35%
		Reduced/Limited:	14.55%
Interest Only Loans:	4.86%		
W.A. Original LTV:	77.51%		
Range:	11.21% - 100.00%	Weighted Avg. Prepayment Penalty Term:[2]	26 months
W.A. Effective LTV:	71.54%	Loans with Prepayment Penalties:	80.79%
Range:	11.21% - 100.00%	ARM Loans:	
Purpose:		Weighted Average Margin:	5.901%
Refinance - Cashout:	83.83%	Weighted Average Max. Rate:	13.766%
Purchase:	11.57%	Weighted Average Min. Rate:	7.051%
Refinance - Rate/Term:	4.59%	Weighted Average Life Cap:	6.252%
W.A. FICO Score: [1]	594	Weighted Average First Periodic Cap:	2.633%
		Weighted Average Periodic Cap	1.134%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATION FOR GROUP I

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Balloon 15/30	70	$ 4,444,404	0.86%
Balloon 30/40	1	223,256	0.04
Balloon 20/30	2	215,801	0.04
Fixed 10yr	1	124,565	0.02
Fixed 15yr	43	4,109,331	0.80
Fixed 20yr	29	2,831,316	0.55
Fixed 25yr	3	217,044	0.04
Fixed 30yr	663	100,818,882	19.61
ARM 6 months Adj.	11	2,342,067	0.46
ARM 2yr/6mo	2,090	357,110,731	69.45
ARM 2yr/6mo - IO	91	20,444,694	3.98
ARM 2yr/6mo - 40yr Amterm	2	261,166	0.05
ARM 3yr/6mo	95	15,945,318	3.10
ARM 3yr/6mo - IO	19	3,487,501	0.68
ARM 5yr/6mo	3	385,618	0.07
ARM 5yr/6mo - IO	4	1,047,500	0.20
ARM 5yr/6mo - 40yr Amterm	1	159,638	0.03
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Lien of the Mortgage Loans

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	2,974	$ 503,870,553	98.00%
2nd Lien	154	10,298,280	2.00
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	80	$ 3,033,763	0.59%
50,000.01 - 100,000.00	724	56,323,206	10.91
100,000.01 - 150,000.00	873	110,061,780	21.33
150,000.01 - 200,000.00	510	89,215,748	17.29
200,000.01 - 250,000.00	366	82,697,651	16.02
250,000.01 - 300,000.00	315	86,354,109	16.73
300,000.01 - 350,000.00	209	67,866,980	13.15
350,000.01 - 400,000.00	34	12,449,450	2.41
400,000.01 - 450,000.00	9	3,819,750	0.74
450,000.01 - 500,000.00	3	1,434,000	0.28
500,000.01 - 550,000.00	2	1,052,750	0.20
550,000.01 - 600,000.00	2	1,144,500	0.22
600,000.01 - 650,000.00	1	637,500	0.12
Total:	**3,128**	**$ 516,091,187**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	88	$ 3,394,491	0.66%
50,000.01 - 100,000.00	719	55,937,961	10.88
100,000.01 - 150,000.00	872	109,622,590	21.32
150,000.01 - 200,000.00	509	88,788,960	17.27
200,000.01 - 250,000.00	370	83,477,117	16.24
250,000.01 - 300,000.00	311	85,116,937	16.55
300,000.01 - 350,000.00	209	67,709,758	13.17
350,000.01 - 400,000.00	33	12,057,171	2.34
400,000.01 - 450,000.00	9	3,808,980	0.74
450,000.01 - 500,000.00	3	1,429,290	0.28
500,000.01 - 550,000.00	3	1,599,344	0.31
550,000.01 - 600,000.00	1	590,376	0.11
600,000.01 - 650,000.00	1	635,857	0.12
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Original Terms of the Mortgage Loans

Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	1	$ 124,565	0.02%
180	116	8,766,557	1.70
240	31	3,047,117	0.59
300	3	217,044	0.04
360	2,977	502,013,550	97.64
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Remaining Terms of the Mortgage Loans

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60 - 119	1	$ 124,565	0.02%
120 - 179	116	8,766,557	1.70
180 - 239	31	3,047,117	0.59
240 - 299	3	217,044	0.04
300 - 359	2,977	502,013,550	97.64
Total:	**3,128**	**$ 514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	176	$ 25,859,926	5.03%
50.01 - 55.00	78	13,312,549	2.59
55.01 - 60.00	103	17,876,160	3.48
60.01 - 65.00	168	29,658,081	5.77
65.01 - 70.00	253	47,504,304	9.24
70.01 - 75.00	269	50,221,171	9.77
75.01 - 80.00	901	137,708,246	26.78
80.01 - 85.00	358	67,694,393	13.17
85.01 - 90.00	432	72,242,896	14.05
90.01 - 95.00	219	36,496,319	7.10
95.01 - 100.00	171	15,594,788	3.03
Total:	**3,128**	**$ 514,168,833**	**100.00%**

*For Second Liens, CLTV was used

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$ 264,067	0.05%
4.500 - 4.999	4	945,391	0.18
5.000 - 5.499	34	7,219,755	1.40
5.500 - 5.999	182	35,307,163	6.87
6.000 - 6.499	292	55,627,772	10.82
6.500 - 6.999	555	95,041,233	18.48
7.000 - 7.499	428	75,136,137	14.61
7.500 - 7.999	544	92,901,092	18.07
8.000 - 8.499	338	54,269,562	10.55
8.500 - 8.999	300	46,816,960	9.11
9.000 - 9.499	147	19,555,826	3.80
9.500 - 9.999	136	15,842,819	3.08
10.000 - 10.499	57	5,121,514	1.00
10.500 - 10.999	63	5,465,549	1.06
11.000 - 11.499	16	1,449,840	0.28
11.500 - 11.999	26	2,884,059	0.56
12.000 - 12.499	3	209,461	0.04
12.500 - 12.999	2	110,632	0.02
Total:	**3,128**	**$ 514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	10	$ 719,773	0.14%
441 - 460	1	218,434	0.04
461 - 480	2	398,353	0.08
481 - 500	21	3,951,216	0.77
501 - 520	310	56,171,500	10.92
521 - 540	278	50,032,418	9.73
541 - 560	308	56,116,107	10.91
561 - 580	334	55,001,320	10.70
581 - 600	376	59,741,447	11.62
601 - 620	390	61,648,127	11.99
621 - 640	361	54,492,283	10.60
641 - 660	318	50,141,639	9.75
661 - 680	183	28,212,323	5.49
681 - 700	111	17,537,411	3.41
701 - 720	56	8,998,019	1.75
721 - 740	37	5,542,765	1.08
741 - 760	17	2,759,089	0.54
761 - 780	5	906,971	0.18
781 - 800	7	878,197	0.17
801 >=	3	701,441	0.14
Total:	**3,128**	**$ 514,168,833**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	2,100	$ 329,607,726	64.10%
Stated	637	109,761,057	21.35
Reduced/Limited	391	74,800,050	14.55
Total:	**3,128**	**$ 514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	2,970	$	489,658,624	95.23%
Investor	140		21,423,437	4.17
2nd Home	18		3,086,772	0.60
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	2,352	$	431,052,473	83.83%
Purchase	625		59,497,196	11.57
Refiance - Rate/Term	151		23,619,164	4.59
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	2,476	$	394,004,650	76.63%
PUD	304		52,766,599	10.26
2-4 Family	169		38,151,629	7.42
Condo	177		28,921,129	5.62
Townhouse	2		324,826	0.06
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Originator of the Mortgage Loans

Originator	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Option One	1,281	$	192,338,831	37.41%
New Century	834		124,002,447	24.12
Quick Loan Funding	560		122,619,676	23.85
Mandalay (United Pacific)	148		27,396,662	5.33
Other	305		47,811,217	9.29
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	879	$ 189,966,404	36.95%
Florida	375	52,407,437	10.19
New York	131	25,532,866	4.97
Nevada	106	19,812,970	3.85
Texas	180	19,172,318	3.73
Massachusetts	91	18,650,237	3.63
New Jersey	85	16,702,478	3.25
Illinois	108	14,669,047	2.85
Michigan	113	14,483,663	2.82
Pennsylvania	102	11,464,623	2.23
Maryland	60	10,914,367	2.12
Arizona	73	10,379,970	2.02
Hawaii	36	9,899,200	1.93
Virginia	60	8,868,778	1.72
Ohio	67	7,616,762	1.48
Connecticut	46	6,530,578	1.27
Georgia	51	6,160,988	1.20
Wisconsin	43	5,551,008	1.08
Washington	38	5,416,755	1.05
Oregon	30	5,087,827	0.99
Minnesota	26	4,119,552	0.80
Rhode Island	23	4,061,998	0.79
North Carolina	40	4,013,003	0.78
Colorado	22	3,842,054	0.75
Missouri	32	3,820,720	0.74
New Hampshire	22	3,707,211	0.72
Tennessee	37	3,453,351	0.67
Indiana	31	2,830,582	0.55
Utah	19	2,683,467	0.52
Maine	21	2,629,395	0.51
South Carolina	23	2,318,029	0.45
Oklahoma	22	1,985,220	0.39
Louisiana	14	1,781,839	0.35
Kansas	11	1,496,819	0.29
Idaho	15	1,378,305	0.27
Kentucky	13	1,295,062	0.25
Alabama	12	1,178,196	0.23
Nebraska	10	1,037,199	0.20
Delaware	6	914,126	0.18
Iowa	11	892,829	0.17
District of Columbia	5	866,591	0.17
Wyoming	7	787,340	0.15
Mississippi	6	781,922	0.15
Vermont	6	756,214	0.15
Arkansas	7	639,916	0.12
New Mexico	4	412,461	0.08
North Dakota	2	293,413	0.06
South Dakota	2	254,640	0.05
Montana	2	220,805	0.04
West Virginia	2	217,837	0.04
Alaska	1	210,461	0.04
Total:	**3,128**	**$ 514,168,833**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Prepay Penalty	667	$	98,793,298	19.21%
6	1		348,705	0.07
12	132		26,467,899	5.15
24	1,757		300,886,385	58.52
36	571		87,672,546	17.05
Total:	**3,128**	**$**	**514,168,833**	**100.00%**

Margin of the Mortgage Loans - ARM Loans

Margin (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 - 2.999	1	$	135,655	0.03%
3.000 - 3.499	7		1,562,895	0.39
3.500 - 3.999	26		4,524,546	1.13
4.000 - 4.499	86		14,012,747	3.49
4.500 - 4.999	180		31,910,388	7.95
5.000 - 5.499	321		53,774,077	13.40
5.500 - 5.999	743		120,467,558	30.03
6.000 - 6.499	333		59,196,450	14.76
6.500 - 6.999	479		92,610,885	23.08
7.000 - 7.499	85		13,663,492	3.41
7.500 - 7.999	55		9,325,543	2.32
Total:	**2,316**	**$**	**401,184,234**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Maximum Rate of the Mortgage Loans - ARM Loans			
Maximum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
9.500 - 9.999	1	$ 264,067	0.07%
10.000 - 10.499	1	98,667	0.02
10.500 - 10.999	2	494,654	0.12
11.000 - 11.499	16	3,684,468	0.92
11.500 - 11.999	73	15,176,221	3.78
12.000 - 12.499	146	29,194,469	7.28
12.500 - 12.999	324	58,630,601	14.61
13.000 - 13.499	290	54,793,418	13.66
13.500 - 13.999	480	83,274,691	20.76
14.000 - 14.499	319	53,563,671	13.35
14.500 - 14.999	306	51,154,493	12.75
15.000 - 15.499	146	22,095,921	5.51
15.500 - 15.999	112	16,205,140	4.04
16.000 - 16.499	48	5,931,289	1.48
16.500 - 16.999	30	3,382,292	0.84
17.000 - 17.499	14	1,913,298	0.48
17.500 - 17.999	8	1,326,874	0.33
Total:	**2,316**	**$ 401,184,234**	**100.00%**

Minimum Rate of the Mortgage Loans - ARM Loans			
Minimum Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	1	$ 135,655	0.03%
3.501 - 4.000	2	519,817	0.13
4.001 - 4.500	2	540,889	0.13
4.501 - 5.000	68	12,878,517	3.21
5.001 - 5.500	35	7,099,073	1.77
5.501 - 6.000	440	75,687,705	18.87
6.001 - 6.500	239	45,676,382	11.39
6.501 - 7.000	445	82,490,101	20.56
7.001 - 7.500	255	45,957,695	11.46
7.501 - 8.000	305	51,683,287	12.88
8.001 - 8.500	201	31,832,537	7.93
8.501 - 9.000	156	23,255,661	5.80
9.001 - 9.500	86	12,218,294	3.05
9.501 - 10.000	53	7,334,236	1.83
10.001 - 10.500	17	2,133,877	0.53
10.501 - 11.000	6	972,512	0.24
11.501 - 12.000	5	767,995	0.19
Total:	**2,316**	**$ 401,184,234**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Life Cap of the Mortgage Loans - ARM Loans

Life Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	1	$	194,111	0.05%
3.500 - 3.999	2		446,167	0.11
4.000 - 4.499	1		257,506	0.06
4.500 - 4.999	2		428,576	0.11
5.000 - 5.499	8		1,512,786	0.38
5.500 - 5.999	1		243,391	0.06
6.000 - 6.499	1,619		292,790,530	72.98
6.500 - 6.999	3		522,242	0.13
7.000 - 7.499	678		104,721,570	26.10
9.000 - 9.499	1		67,356	0.02
Total:	2,316	$	401,184,234	100.00%

First Periodic Cap of the Mortgage Loans - ARM Loans

First Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	15	$	3,204,039	0.80%
1.500 - 1.999	610		94,339,671	23.52
2.000 - 2.499	1		221,525	0.06
3.000 - 3.499	1,688		302,990,999	75.52
5.000 - 5.499	2		428,000	0.11
Total:	2,316	$	401,184,234	100.00%

Periodic Cap of the Mortgage Loans - ARM Loans

Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	1,621	$	294,029,237	73.29%
1.500 - 1.999	694		106,989,888	26.67
2.000 - 2.499	1		165,109	0.04
Total:	2,316	$	401,184,234	100.00%

COLLATERAL STRATIFICATION FOR GROUP I (continued)

Next Rate Adjustment Date of the Mortgage Loans - ARM Loans

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2005	3	$ 691,761	0.17%
December, 2005	6	946,269	0.24
April, 2006	2	704,037	0.18
January, 2007	1	304,447	0.08
February, 2007	15	2,839,548	0.71
March, 2007	18	2,542,893	0.63
April, 2007	247	41,708,728	10.40
May, 2007	782	121,348,924	30.25
June, 2007	844	145,545,247	36.28
July, 2007	206	47,974,284	11.96
August, 2007	70	15,552,520	3.88
March, 2008	8	1,433,201	0.36
April, 2008	24	3,846,096	0.96
May, 2008	39	6,042,449	1.51
June, 2008	36	6,900,195	1.72
July, 2008	6	1,132,620	0.28
August, 2008	1	78,258	0.02
April, 2010	1	149,002	0.04
May, 2010	3	597,260	0.15
June, 2010	1	159,638	0.04
July, 2010	1	67,356	0.02
August, 2010	2	619,500	0.15
Total:	**2,316**	**$ 401,184,234**	**100.00%**

Summary of the Mortgage Loans Group II			
Number of Mortgage Loans:	2,623	Index Type:	
Aggregate Principal Balance:	$671,094,637	6 month Libor:	86.17%
Conforming Principal Balance:	$339,326,556	Fixed:	13.83%
Conforming Principal Balance %:	50.56%	First Liens:	95.17%
Average Principal Balance:	$255,850	Fixed Non-Balloon Loans:	11.63%
Range:	$5,683 - $1,300,000	Property Type:	
W.A. Coupon:	7.236%	Single Family Residence:	70.59%
Range:	4.990% - 13.000%	PUD:	13.87%
W.A. Stated Remaining Term:	351 months	2-4 Family:	7.62%
Range:	114 months - 358 months	Occupancy Status:	
W.A. Seasoning:	5 months	Owner-Occupied:	93.30%
Latest Maturity Date:	August 1, 2035	Investment:	5.18%
State Concentration (>5%):		Second Home:	1.52%
California:	57.48%	Documentation:	
Florida:	6.91%	Full/Alt:	44.98%
New York:	5.50%	Reduced/Limited:	29.63%
		Stated/Stated:	22.91%
Interest Only Loans:	47.61%	No Ratio:	1.48%
W.A. Original LTV:	81.39%	No Documentation:	0.99%
Range:	20.31% - 100.00%	Weighted Avg. Prepayment Penalty Term:(2)	25 months
W.A. Effective LTV:	77.50%	Loans with Prepayment Penalties:	83.99%
Range:	20.31% - 100.00%	ARM Loans:	
Purpose:		Weighted Average Margin:	5.753%
Refinance - Cashout:	52.91%	Weighted Average Max. Rate:	13.269%
Purchase:	44.78%	Weighted Average Min. Rate:	6.752%
Refinance - Rate/Term:	2.30%	Weighted Average Life Cap:	6.175%
W.A. FICO Score: (1)	630	Weighted Average First Periodic Cap:	2.766%
		Weighted Average Periodic Cap	1.100%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Balloon 15/30	223	$ 14,432,705	2.15%
Balloon 20/30	5	347,803	0.05
Fixed 10yr	2	15,620	0.00
Fixed 15yr	14	779,977	0.12
Fixed 20yr	24	1,833,999	0.27
Fixed 30yr	400	64,122,751	9.55
Fixed 30yr - IO	43	11,280,946	1.68
ARM 6 months Adj.	4	2,002,318	0.30
ARM 6 months Adj. - IO	1	87,499	0.01
ARM 2yr/6mo	846	249,178,338	37.13
ARM 2yr/6mo - IO	877	272,510,021	40.61
ARM 2yr/6mo - 40yr Amterm	2	687,882	0.10
ARM 3yr/6mo	68	18,194,726	2.71
ARM 3yr/6mo - IO	102	30,597,745	4.56
ARM 5yr/6mo - IO	12	5,022,307	0.75
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Lien of the Mortgage Loans

Lien	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	2,155	$ 638,707,901	95.17%
2nd Lien	468	32,386,736	4.83
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	187	$ 6,248,332	0.93%
50,000.01 - 100,000.00	359	26,451,915	3.93
100,000.01 - 150,000.00	256	31,760,755	4.72
150,000.01 - 200,000.00	387	67,650,474	10.06
200,000.01 - 250,000.00	275	61,866,965	9.20
250,000.01 - 300,000.00	208	57,110,120	8.49
300,000.01 - 350,000.00	192	62,004,264	9.22
350,000.01 - 400,000.00	253	95,226,121	14.16
400,000.01 - 450,000.00	175	74,376,440	11.06
450,000.01 - 500,000.00	122	58,000,693	8.62
500,000.01 - 550,000.00	65	34,064,405	5.07
550,000.01 - 600,000.00	54	30,979,475	4.61
600,000.01 - 650,000.00	29	18,081,566	2.69
650,000.01 - 700,000.00	14	9,462,551	1.41
700,000.01 - 750,000.00	18	13,097,900	1.95
750,000.01 - 800,000.00	11	8,463,892	1.26
800,000.01 - 850,000.00	4	3,301,000	0.49
850,000.01 - 900,000.00	2	1,760,000	0.26
900,000.01 - 950,000.00	4	3,720,500	0.55
950,000.01 - 1,000,000.00	2	1,980,000	0.29
1,000,000.01 - 1,050,000.00	2	2,069,999	0.31
1,050,000.01 - 1,100,000.00	1	1,100,000	0.16
1,150,000.01 - 1,200,000.00	2	2,400,000	0.36
1,250,000.01 - 1,300,000.00	1	1,300,000	0.19
Total:	**2,623**	**$ 672,477,366**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	187	$ 6,221,257	0.93%
50,000.01 - 100,000.00	359	26,358,870	3.93
100,000.01 - 150,000.00	259	32,137,759	4.79
150,000.01 - 200,000.00	386	67,434,816	10.05
200,000.01 - 250,000.00	275	61,821,858	9.21
250,000.01 - 300,000.00	206	56,506,702	8.42
300,000.01 - 350,000.00	193	62,277,260	9.28
350,000.01 - 400,000.00	253	95,074,612	14.17
400,000.01 - 450,000.00	176	74,729,819	11.14
450,000.01 - 500,000.00	121	57,513,371	8.57
500,000.01 - 550,000.00	67	35,142,827	5.24
550,000.01 - 600,000.00	51	29,262,353	4.36
600,000.01 - 650,000.00	29	18,045,782	2.69
650,000.01 - 700,000.00	15	10,146,814	1.51
700,000.01 - 750,000.00	17	12,379,349	1.84
750,000.01 - 800,000.00	12	9,249,065	1.38
800,000.01 - 850,000.00	3	2,495,346	0.37
850,000.01 - 900,000.00	3	2,653,010	0.40
900,000.01 - 950,000.00	3	2,810,612	0.42
950,000.01 - 1,000,000.00	2	1,978,512	0.29
1,000,000.01 - 1,050,000.00	2	2,061,586	0.31
1,050,000.01 - 1,100,000.00	1	1,100,000	0.16
1,150,000.01 - 1,200,000.00	2	2,393,058	0.36
1,250,000.01 - 1,300,000.00	1	1,300,000	0.19
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Original Terms of the Mortgage Loans

Original Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120	2	$ 15,620	0.00%
180	237	15,212,682	2.27
240	29	2,181,802	0.33
360	2,355	653,684,533	97.41
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Remaining Terms of the Mortgage Loans

Remaining Term (months)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60 - 119	2	$ 15,620	0.00%
120 - 179	237	15,212,682	2.27
180 - 239	29	2,181,802	0.33
300 - 359	2,355	653,684,533	97.41
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	53	$ 12,705,053	1.89%
50.01 - 55.00	32	8,541,505	1.27
55.01 - 60.00	42	11,050,597	1.65
60.01 - 65.00	68	20,723,730	3.09
65.01 - 70.00	92	29,086,178	4.33
70.01 - 75.00	143	46,799,324	6.97
75.01 - 80.00	971	270,838,918	40.36
80.01 - 85.00	229	72,655,755	10.83
85.01 - 90.00	389	116,036,060	17.29
90.01 - 95.00	199	49,213,583	7.33
95.01 - 100.00	405	33,443,935	4.98
Total:	**2,623**	**$ 671,094,637**	**100.00%**

*For Second Lien, CLTV was used

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	796,789	0.00
5.000 - 5.499	34	13,569,891	2.02
5.500 - 5.999	211	69,688,780	10.38
6.000 - 6.499	306	97,181,964	14.48
6.500 - 6.999	534	162,172,706	24.17
7.000 - 7.499	343	99,263,289	14.79
7.500 - 7.999	334	100,468,448	14.97
8.000 - 8.499	158	37,046,426	5.52
8.500 - 8.999	142	35,499,204	5.29
9.000 - 9.499	63	12,592,136	1.88
9.500 - 9.999	105	11,796,474	1.76
10.000 - 10.499	102	9,350,998	1.39
10.500 - 10.999	157	11,674,541	1.74
11.000 - 11.499	56	3,538,668	0.53
11.500 - 11.999	65	5,965,060	0.89
12.000 - 12.499	7	353,220	0.05
12.500 - 12.999	3	106,912	0.02
13.000 - 13.499	1	29,129	0.00
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	3	$	774,361	0.12%
461 - 480	2		666,909	0.10
481 - 500	5		916,896	0.14
501 - 520	67		22,987,779	3.43
521 - 540	95		28,424,138	4.24
541 - 560	112		34,313,448	5.11
561 - 580	135		40,767,799	6.07
581 - 600	288		72,046,739	10.74
601 - 620	334		86,028,191	12.82
621 - 640	417		103,211,621	15.38
641 - 660	369		86,113,436	12.83
661 - 680	285		70,695,559	10.53
681 - 700	213		47,175,381	7.03
701 - 720	115		28,309,342	4.22
721 - 740	73		18,296,764	2.73
741 - 760	57		15,818,049	2.36
761 - 780	32		9,431,549	1.41
781 - 800	17		4,523,257	0.67
801 >=	4		593,419	0.09
Total:	**2,623**	**$**	**671,094,637**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	1,212	$	301,883,424	44.98%
Reduced/Limited	744		198,876,437	29.63
Stated	589		153,753,535	22.91
No Ratio	32		9,923,877	1.48
No Documentation	46		6,657,364	0.99
Total:	**2,623**	**$**	**671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	2,386	$ 626,120,807	93.30%
Investor	193	34,772,240	5.18
2nd Home	44	10,201,590	1.52
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	1,129	$ 355,096,412	52.91%
Purchase	1,433	300,534,951	44.78
Refiance - Rate/Term	61	15,463,275	2.30
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	1,816	$ 473,733,077	70.59%
PUD	376	93,062,849	13.87
2-4 Family	174	51,168,209	7.62
Condo	230	48,850,326	7.28
Manufactured Housing	25	4,033,409	0.60
Townhouse	2	246,768	0.04
Total:	**2,623**	**$ 671,094,637**	**100.00%**

Originator of the Mortgage Loans

Originator	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Option One	799	$ 205,252,099	30.58%
Quick Loan Funding	386	135,547,448	20.20
Mandalay (United Pacific)	415	104,785,696	15.61
New Century	450	97,646,411	14.55
Other	573	127,862,983	19.06
Total:	**2,623**	**$ 671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Geographic Distribution of the Mortgage Loans				
Location	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,221	$	385,734,030	57.48%
Florida	259		46,388,188	6.91
New York	117		36,894,858	5.50
Nevada	127		26,043,617	3.88
Massachusetts	84		24,297,063	3.62
New Jersey	55		15,632,017	2.33
Arizona	86		15,134,930	2.26
Virginia	54		14,112,654	2.10
Hawaii	30		11,929,814	1.78
Texas	56		9,668,318	1.44
Maryland	37		8,273,669	1.23
Colorado	46		7,752,250	1.16
Connecticut	29		5,999,585	0.89
Washington	31		5,130,666	0.76
Michigan	35		5,047,910	0.75
Illinois	26		4,983,960	0.74
Georgia	32		4,490,915	0.67
Pennsylvania	33		4,001,162	0.60
Minnesota	23		3,932,717	0.59
North Carolina	37		3,713,863	0.55
Rhode Island	14		3,354,531	0.50
Ohio	23		2,991,850	0.45
Maine	15		2,926,239	0.44
Oregon	16		2,248,678	0.34
Missouri	19		2,208,507	0.33
New Hampshire	9		1,890,865	0.28
Louisiana	9		1,875,182	0.28
South Carolina	15		1,833,151	0.27
Wisconsin	7		1,488,269	0.22
District of Columbia	6		1,476,072	0.22
Utah	7		1,387,173	0.21
Tennessee	8		1,100,046	0.16
Kentucky	7		902,421	0.13
Indiana	8		724,142	0.11
Idaho	4		672,056	0.10
Montana	3		635,446	0.09
Alabama	3		599,329	0.09
Kansas	7		546,559	0.08
Vermont	2		479,346	0.07
Arkansas	2		408,589	0.06
Wyoming	3		386,566	0.06
West Virginia	2		374,827	0.06
Iowa	4		349,916	0.05
Oklahoma	3		272,435	0.04
Delaware	2		266,910	0.04
Nebraska	3		254,552	0.04
New Mexico	1		141,100	0.02
Mississippi	2		109,969	0.02
North Dakota	1		27,721	-
Total:	**2,623**	**$**	**671,094,637**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Prepay Penalty	498	$	107,466,993	16.01%
6	1		714,791	0.11
12	153		50,374,781	7.51
24	1,609		429,792,366	64.04
36	357		81,420,616	12.13
60	5		1,325,090	0.20
Total:	**2,623**	**$**	**671,094,637**	**10000.00%**

Margin of the Mortgage Loans - ARM Loans

Margin (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$	252,000	0.04%
3.000 - 3.499	13		4,471,756	0.77
3.500 - 3.999	39		12,705,556	2.20
4.000 - 4.499	113		31,362,264	5.42
4.500 - 4.999	178		53,087,089	9.18
5.000 - 5.499	315		97,110,915	16.79
5.500 - 5.999	622		182,198,110	31.51
6.000 - 6.499	209		68,437,589	11.83
6.500 - 6.999	292		100,636,222	17.40
7.000 - 7.499	38		9,168,427	1.59
7.500 - 7.999	20		5,815,429	1.01
8.000 - 8.499	41		5,936,899	1.03
8.500 - 8.999	21		4,629,876	0.80
9.000 - 9.499	8		1,918,693	0.33
9.500 - 9.999	1		224,466	0.04
10.000 - 10.499	1		325,546	0.06
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Maximum Rate of the Mortgage Loans - ARM Loans

Maximum Rate (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	2	$	747,000	0.00
11.000 - 11.499	23		8,769,260	1.52
11.500 - 11.999	125		42,678,636	7.38
12.000 - 12.499	219		71,457,803	12.36
12.500 - 12.999	455		142,353,765	24.62
13.000 - 13.499	302		91,549,849	15.83
13.500 - 13.999	341		105,719,516	18.28
14.000 - 14.499	159		40,605,519	7.02
14.500 - 14.999	132		40,048,709	6.93
15.000 - 15.499	65		16,063,550	2.78
15.500 - 15.999	43		8,993,280	1.56
16.000 - 16.499	18		4,450,475	0.77
16.500 - 16.999	16		3,114,307	0.54
17.000 - 17.499	4		789,478	0.14
17.500 - 17.999	6		794,659	0.14
18.000 - 18.499	2		145,032	0.03
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

Minimum Rate of the Mortgage Loans - ARM Loans

Minimum Rate (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.501 - 1.000	1	$	483,235	0.08%
1.501 - 2.000	1		252,000	0.04
3.001 - 3.500	3		1,169,250	0.20
4.001 - 4.500	3		1,083,600	0.19
4.501 - 5.000	59		18,555,940	3.21
5.001 - 5.500	84		28,189,456	4.87
5.501 - 6.000	435		127,810,394	22.10
6.001 - 6.500	247		81,170,133	14.04
6.501 - 7.000	394		124,220,459	21.48
7.001 - 7.500	238		72,544,705	12.54
7.501 - 8.000	193		59,157,072	10.23
8.001 - 8.500	105		25,964,987	4.49
8.501 - 9.000	80		23,198,505	4.01
9.001 - 9.500	27		6,424,773	1.11
9.501 - 10.000	17		3,994,165	0.69
10.001 - 10.500	9		1,953,922	0.34
10.501 - 11.000	8		1,148,861	0.20
11.001 - 11.500	3		302,564	0.05
11.501 - 12.000	4		588,491	0.10
12.001 - 12.500	1		68,321	0.01
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Life Cap of the Mortgage Loans - ARM Loans

Life Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	3	$	817,942	0.14%
3.500 - 3.999	1		372,480	0.06
4.000 - 4.499	3		967,937	0.17
4.500 - 4.999	2		466,260	0.08
5.000 - 5.499	14		4,251,247	0.74
5.500 - 5.999	2		358,360	0.06
6.000 - 6.499	1,469		460,354,234	79.61
6.500 - 6.999	8		2,453,885	0.42
7.000 - 7.499	410		108,238,494	18.72
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

First Periodic Cap of the Mortgage Loans - ARM Loans

First Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	11	$	4,264,307	0.74%
1.500 - 1.999	341		86,811,254	15.01
2.000 - 2.499	1		100,000	0.02
3.000 - 3.499	1,554		485,220,123	83.91
5.000 - 5.499	5		1,885,152	0.33
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

Periodic Cap of the Mortgage Loans - ARM Loans

Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000 - 1.499	1,474	$	463,278,372	80.11%
1.500 - 1.999	435		113,851,113	19.69
2.000 - 2.499	3		1,151,351	0.20
Total:	**1,912**	**$**	**578,280,836**	**100.00%**

COLLATERAL STRATIFICATION FOR GROUP II (continued)

Next Rate Adjustment Date of the Mortgage Loans - ARM Loans

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November, 2005	4	$ 2,002,318	0.35%
January, 2006	1	87,499	0.02
September, 2006	1	289,721	0.05
January, 2007	3	509,220	0.09
February, 2007	11	3,646,323	0.63
March, 2007	21	6,827,874	1.18
April, 2007	261	77,689,648	13.43
May, 2007	726	199,806,030	34.55
June, 2007	475	149,204,975	25.80
July, 2007	161	61,154,491	10.58
August, 2007	67	23,771,100	4.11
December, 2007	1	163,800	0.03
February, 2008	2	453,462	0.08
March, 2008	8	1,612,304	0.28
April, 2008	37	8,547,786	1.48
May, 2008	82	25,449,300	4.40
June, 2008	32	9,859,929	1.71
July, 2008	4	1,342,750	0.23
August, 2008	3	840,000	0.15
April, 2010	6	2,213,089	0.38
May, 2010	4	1,703,240	0.29
June, 2010	1	810,000	0.14
July, 2010	1	295,978	0.05
Total:	**1,912**	**$ 578,280,836**	**100.00%**